Calculation of Registration Fee

		Proposed maximum	Proposed maximum
	Amount to be	offering price	aggregate	Amount of
Title of each class of securities to be registered	registered	per unit	offering price	registration fee(1)

4.00% Convertible Senior Notes due 2014	$500,000,000	100%	$500,000,000	$27,900.00
American depositary shares, each representing one equity share, par value Rs.2 per share	(2)	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(o) and Rule 457(r) of the Securities Act of 1933, as amended, and relates to the registration statement on Form F-3 (File No. 333-160580), as amended, filed by the Registrant.

(2)	There is also registered hereby an indeterminate number of American depositary shares into which the 4.00% Convertible Senior Notes due 2014 may be converted. Pursuant to Rule 457(i), no separate registration fee is payable where securities and securities into which conversion is offered are registered at the same time and no additional consideration is payable upon conversion.

American depositary shares evidenced by American depositary receipts issuable upon conversion of the convertible notes registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-139102), as amended, filed by the Registrant on June 15, 2007.

Filed pursuant to Rule 424(b)(5)
of the Securities Act of 1933,
as amended, and relating to
Registration Number 333-160580

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 15, 2009)

$500,000,000

Sterlite Industries (India) Limited

4.00% CONVERTIBLE SENIOR NOTES DUE 2014

Interest payable on April 30 and October 30

Holders may convert their notes into American depositary shares (“ADSs”) (as of the date of this prospectus supplement, each ADS represents one of our equity shares, par value Rs. 2 per share) at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date for the notes. The conversion rate will initially be 42.8688 ADSs per $1,000 principal amount of notes (representing a conversion price of approximately $23.33 per ADS). The conversion rate will be subject to adjustment in certain events. In addition, in the event of a change of control transaction, we will increase the conversion rate by a number of additional ADSs under certain circumstances described herein for holders who convert their notes in connection with such change of control transaction. Any such conversion shall not be at a price less than that permitted under applicable Indian law.

If we experience a fundamental change, holders may require us to repurchase all or a portion of the notes, at a price equal to 100% of the principal amount of the notes, plus accrued interest. Subject to certain exceptions, at any time after November 4, 2012, we may redeem all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including additional interest, if any, on such notes to, but excluding the redemption date, if the closing price of our ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period prior to the date on which we provide notice of such redemption. We may also elect to redeem all of the notes in connection with certain tax-related events. Holders may elect not to participate in such a tax-related redemption. Under current Indian law, redemption of the notes prior to maturity requires the prior approval of the Reserve Bank of India and this approval may not be forthcoming.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing unsecured indebtedness and future senior unsecured indebtedness. The notes will be senior in right of payment to all of our future subordinated unsecured indebtedness that by its terms is expressly subordinated in right of payment to the notes. The notes will be effectively junior to any of our secured indebtedness to the extent of the value of the related collateral, and structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.

For a more detailed description of the notes, see “Description of Notes” beginning on page S-31.

We do not intend to apply for a listing of the notes on any securities exchange or for inclusion in any automated quotation system. Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “SLT.” On October 15, 2009, the closing sale price of the ADSs on the NYSE was $16.62 per ADS. Our equity shares are listed and traded in India on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE. On October 14, 2009, the closing sale price per equity share was Rs. 855.75 ($17.97) on the NSE and Rs. 852.40 ($17.90) on the BSE.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-17.

PRICE 100% AND ACCRUED INTEREST, IF ANY

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per note	$1,000	$7.50	$992.50
Total	$500,000,000	$3,750,000	$496,250,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on a delayed basis. The date of delivery is expected to be October 29, 2009. Any change in the date of delivery will be notified to investors through a press release which will be posted on our website at www.sterlite-industries.com. Such notification may not occur until two or three business days before the earlier of October 29, 2009 or the new date of delivery.

(listed in alphabetical order)

Deutsche Bank Securities

October 15, 2009

Prospectus Supplement

You should rely only on the information contained in, incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise stated in this prospectus supplement and the accompanying prospectus or unless the context otherwise requires, references in this prospectus supplement to “we”, “our”, “us”, “the Company” and “Sterlite” are to Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite (USA), and Talwandi Sabo Power Limited, or TSPL. References to the “Vedanta group” are to Vedanta Resources plc, or Vedanta and its subsidiaries. References to “US” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References in this prospectus supplement to “shares” or “equity shares” refers to our equity shares, “ADSs” refers to our American depositary shares, each of which represents one equity share, and “ADRs” refers to the American depositary receipts that evidence our ADSs. BSE and NSE are collectively referred to in this prospectus supplement as the Indian Stock Exchanges. References to “our Annual Report on Form 20-F” are to our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the US Securities and Exchange Commission, or the SEC, on July 10, 2009, as amended by our Form 20-F/A filed with the SEC on July 14, 2009.

Substantially all of our revenue is denominated or paid with reference to US dollars and most of our expenses are incurred and paid in Indian Rupees or Australian dollars. We report our financial results in Indian Rupees. Unless otherwise stated herein, all translations in this prospectus supplement from Indian Rupees to US dollars are based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on October 2, 2009, which was Rs. 47.61 per $1.00. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into US dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

This document is in two parts. The first part is this prospectus supplement, which describes the offering of the securities offered hereby. This first part also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about us and securities we may offer from time to time, some of which may not apply to this offering of securities. If the information varies between this prospectus supplement and the accompanying prospectus, or any document incorporated by reference therein, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained in, incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents.

This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than the securities offered hereby and are not soliciting an offer to buy any security other than the securities offered hereby. This prospectus supplement and the accompanying prospectus are not an offer to sell our notes to any person, and they are not soliciting an offer from any person to buy these securities, in any jurisdiction where the offer or sale to that person is not permitted.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in the notes. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors, the financial statements and the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Overview

We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, with a 45.7% primary market share by production volume in India in fiscal 2009, according to the International Copper Promotion Council India, the leading and only integrated zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, according to the India Lead Zinc Development Association, or ILZDA, and one of the five primary producers of aluminum with a 28.0% primary market share by production volume in India in fiscal 2009, according to the Aluminum Association of India, or AAI. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.

Our copper business is principally one of custom smelting. We were one of the top fifteen custom copper smelters worldwide in 2008 and one of the largest in India by production volume in fiscal 2008, according to Brook Hunt & Associates Ltd, or Brook Hunt. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our operations also include a copper smelter, two copper refineries, three copper rod plants, a doré anode plant, sulphuric and phosphoric acid plants, and captive power plants at our facilities in Silvassa and Tuticorin in India, as well as a precious metal refinery at Fujairah in the United Arab Emirates, or UAE. In addition, on March 6, 2009, we and ASARCO LLC, or Asarco, a US-based copper mining, smelting and refining company, signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion. We have revised the purchase consideration a few times since then. The agreement was subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. On August 31, 2009, the US Bankruptcy Court made its recommendation to the US District Court for the Southern District of Texas to confirm the plan jointly proposed by Asarco Incorporated and Americas Mining Corporation, subsidiaries of Grupo México, and to reject the plan proposed by Asarco and sponsored by our wholly owned subsidiary, Sterlite USA. The US District Court will make the final decision on which plan proponent will be selected as the winning plan proponent for Asarco. The final decision is expected in the last quarter of 2009. There can be no assurance that the US District Court will select us as the winning plan proponent for Asarco. If we were to be the winning plan proponent and this acquisition is completed, we will acquire ownership of Asarco’s three open-pit copper mines, which had estimated reserves of 5.2 million tons of contained copper as of January 2008, associated mills, solvent extraction and electrowinning, or SX-EW, plant and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States. See “Item 5. Operating and Financial Review and Prospects — Recent Developments” of our Annual Report on Form 20-F. On September 10, 2009, we further revised our offer to $2.6 billion payable fully in cash. In the revised offer, we would be the beneficiary of 100% of the proceeds from the creditor’s interest in the Brownsville Judgment, though our recovery would be limited to the amounts which we paid creditors for their interest in the Brownsville Judgment (the total value of which would be approximately $904 million). The offer was revised to provide a cash only settlement to all creditor groups including asbestos creditors, allowed late filed claims and allowed subordinated claims (which earlier were provided a share of creditor’s interest in the Brownsville judgment) and to provide for surplus cash after closing for the continued operations of acquired assets.

Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, according to the ILZDA. HZL was the world’s third largest zinc mining company in 2008 based on zinc mine production and is also one of the top ten lead mining companies by production volume worldwide, according to Brook Hunt. HZL’s Rampura Agucha mine was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2008, the fourth largest producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes in 2008, according to Brook Hunt. In addition, HZL’s new Chanderiya hydrometallurgical zinc smelter was the third largest smelter on a production basis worldwide in 2008, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL. HZL’s operations include four lead-zinc mines, three zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, one silver refinery, and captive power plants at our Chanderiya and Debari facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar in North India.

Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the five primary producers of aluminum in India and had a 28.0% primary market share by production volume in India in fiscal 2009, according to AAI. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. BALCO’s 245,000 tons per annum, or tpa, Korba aluminum smelter was in the lowest cost quartile in terms of all aluminum smelter operations worldwide in 2007, according to Brook Hunt. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. In addition, BALCO is seeking to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh.

In addition, we are expanding our aluminum business through Vedanta Aluminium Limited, or Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium is intended to be a fully integrated alumina and aluminum producer with a 1.0 million tpa, expandable to 1.4 million tpa subject to governmental approvals, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The Lanjigarh alumina refinery started production from a single stream operation and produced 585,597 tons of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. Further, Vedanta Aluminium is expanding its alumina refining capacity at the Lanjigarh refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by March 2010, and from 2.0 million tpa to 5.0 million tpa by constructing a second 3.0 million tpa refinery with an associated 210 MW coal-based captive power plant, which are expected to be commissioned by mid-2011. Vedanta Aluminium is in the process of obtaining all governmental approvals for these expansion projects. In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010, subject to governmental approvals. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility. Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda which is expected to be progressively commissioned from March 2010 and to be completed by September 2012.

We have been building and managing captive power plants since 1997. As of May 31, 2009, the total power generating capacity of our captive power plants and wind power plants was 2,078.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 1,604 MW that we built within the last five years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Our wholly owned subsidiary Sterlite Energy is investing approximately Rs. 82,000 million ($1,722.3 million) to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. In addition, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.

Competitive Strengths

We believe that we have the following competitive strengths:

•	High quality assets and resources making us a low-cost producer;

•	Leading non-ferrous metals and mining company in India with a diversified product portfolio;

•	Ideally positioned to capitalize on India’s growth and resource potential;

•	Strong pipeline of growth projects;

•	Experience for entry into commercial power generation business in India;

•	Experienced and entrepreneurial management team with outstanding track record; and

•	Ability and capacity to finance world-class projects.

Strategy

Our goal is to generate strong financial returns and create a world-class metals and mining company. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminum products and further develop our exports of these products. We are also leveraging our experience in building and managing captive power plants to develop a commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:

•	Continuing focus on asset optimization and reducing the cost of production;

•	Increasing our capacities through greenfield and brownfield projects;

•	Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business;

•	Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills and experience; and

•	Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group.

One or more of our subsidiaries may raise capital from time to time, including through initial public offering.

Recent Developments

Our Board of Directors has approved an increase in the existing capacity of our 400,000 tpa copper smelter at Tuticorin to 800,000 tpa by building a 400,000 tpa copper smelter, captive power plant of 160 MW and associated facilities. We propose to set up the project at an initial estimated cost of Rs. 23,000 million ($483.1 million) in a special economic zone that benefits from certain tax exemptions.

Our subsidiary, Sterlite Energy Limited, entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for our Talwandi Sabo thermal power project for Rs. 69,500 million ($1,459.8 million). SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment as per technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple instalments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 650 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.

Our Board of Directors has approved a loan of Rs. 10,000 million to Sterlite Energy Limited for use in the development of its power projects. The loan is for one year from the date of first drawdown and will accrue interest at the rate of 8% per annum payable quarterly.

Construction at our 1,200 MW captive power plant at Korba was disrupted following a tragic collapse of a chimney under construction in September 2009 during heavy rains and lightning at Korba. There were 45 fatalities in the accident and SEPCO, our engineering, procurement and construction contractor, and Gamon Dunkerley and Company Ltd, the sub-contractor, are the subjects of an investigation by the Chhattisgarh government. We have instituted an enquiry by IIT Rourkee, an expert in the civil engineering field in India.

HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. Once HZL has obtained the surface land rights, it will commence mine development activities.

We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. The most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located. With effect from August 13, 2009, the royalty rate increased from 6.6% to 8.0% of the LME zinc metal price payable on the zinc metal contained in the ore produced and from 5.0% to 7.0% of the LME lead metal price payable on the lead metal contained in the ore produced. The royalties we pay are subject to change. See “Risk Factors — Risks Relating to Our Industry — Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operation” in our Form 20-F for the year ended March 31, 2009.

A U.K. government agency, part of the Department for Business Innovation and Skills that promotes voluntary guidelines for multinational companies adopted by the Organization for Economic Cooperation and Development, recently stated in a report that our parent, Vedanta Resources PLC, violated best practice standards when it allegedly failed to put in place an adequate and timely consultation mechanism for the environmental and health and safety impact on an indigenous community of its plans, through our associate company Vedanta Aluminium Limited, to construct a bauxite mine in Niyamgiri Hills, Orissa. Our parent has issued a press release denying these allegations and has publicly stated that it has complied in all respects with the required Indian regulations including consultations with the local community.

We have received comments from the Staff of the Division of Corporate Finance of the SEC, or the Staff, to our Annual Report on Form 20-F and Form 20-F/A for the year ended March 31, 2009. We are in the process of responding to such comments, and intend to propose to the Staff that we add certain disclosure to our periodic reports filed in the future with the SEC. As we correspond with the Staff regarding its comments, additional changes to our disclosure may be required. We cannot assure you that such changes will not be material.

In our Form 6-K for the quarter ended June 30, 2009 submitted to the SEC on September 22, 2009 and incorporated herein by reference, there were certain errors that are corrected as set forth below:

•	We previously reported in the Form 6-K that our operating margin in the three-month period ended June 30, 2009 was 18.2% The correct number is 16.9%.

•	We previously reported in the Form 6-K that our profit attributable to minority interest decreased in the three-month period ended June 30, 2009 from the three-month period ended June 30, 2008 by 27.6% The correct number is 26.9%.

•	We previously reported that our minority interest as a percentage of profit in the three-month period ended June 30, 2009 was 31.1%. The correct number is 28.4%;

•	We previously reported that for the three-month period ended June 30, 2009, our net proceeds from fixed deposits was Rs. 9,605 million. The correct number is Rs. 9,426 million.

•	We previously reported that for the three-month period ended June 30, 2009, we advanced to related parties $325.6 million. The correct number is $343.9 million.

Legal Proceedings

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.

In 2004, a writ petition was filed against us, Vedanta Aluminium, the State of Orissa, the Republic of India, OMC, Orissa Industrial Development Corporation, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Aluminium and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Aluminium and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Aluminium and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Aluminium void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Aluminium and an unspecified amount of compensation from us and Vedanta Aluminium for damage caused to the environment. The court has not yet admitted this matter for hearing.

Certain non-governmental organizations and individuals filed interlocutory applications in 2004 alleging violations of forest conservation laws by Vedanta Aluminium’s refinery project at Lanjigarh and the related mining operations in the Niyamgiri Hills. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, or CEC, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the alumina refinery project to commence construction before undertaking an in-depth study about the ecological effects of the proposed bauxite mine on the ecology surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribals.

The CEC further stated that Vedanta Aluminium was in violation of certain environmental clearances granted by the MoEF to Vedanta Aluminium for the construction of the alumina refinery and recommended that the Supreme Court of India revoke such clearances and prohibit further work on the project. The Supreme Court of India directed that an in-depth report be prepared on the matter by the MoEF.

The Supreme Court, after obtaining a detailed a report on the impact of flora, fauna and tribal habitation due to bauxite mining from the MoEF and the State of Orissa, passed an order in November 2007, rejecting Vedanta Aluminium’s application to commence operations. The order of the Supreme Court provided that if the State of Orissa, OMC and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. All parties have filed affidavits confirming their commitment to the rehabilitation package. Pursuant to the rehabilitation package, we have set up a joint venture company, the Lanjigarh Scheduled Area Development Foundation, in which it is proposed that the State Government of Orissa and OMC will have a 51% ownership interest, to operate the mines. On August 8, 2008, the Supreme Court of India granted us clearance for our forest diversion proposal for the conversion of 660,749 hectares of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs.100 million per annum (commencing April 2007), as a contribution for scheduled area development, as well as Rs.122 million towards tribal development and Rs.1,055.3 million plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of March 23, 2009, an amount of Rs.1,211.8 million has been remitted to Compensatory Afforestation Fund and Rs.200 million has been deposited with OMC. in compliance with the Supreme Court order. On December 11, 2008, the MoEF granted in-principal approval under the Forest Act and we are currently in the process of complying with the conditions specified in the MoEF’s approval. On April 28, 2009, the MoEF granted us environmental clearance for the mining of bauxite and the final forest clearance is pending.

BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba facility is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.

BALCO has occupied certain land on which the Korba facility is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.

BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO.

In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined. By clarificatory order dated July 2, 2007, the High Court of Chhattisgarh directed that BALCO may continue construction and engage in deforestation activities after receipt of the requisite environmental approvals. The petition has been adjourned until the disposal of the public interest writ petition filed by an organization known as “Sarthak” before the Supreme Court.

BALCO has no formal lease deed in relation to this land. BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. On February 6, 2009, a single bench of the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the Chhattisgarh High Court. The matter is listed for final hearing on October 26, 2009.

A public interest writ petition has also been filed by Sarthak before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession. The matter is listed to be heard in the third week of November 2009 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion.

BALCO is involved in arbitration proceedings relating to a power purchase agreement with the CSEB and has initiated arbitration proceedings against the CSEB.

BALCO had entered into a power purchase agreement dated May 25, 2006 with the CSEB for the sale of electricity by BALCO to the CSEB. The CSEB had on November 14, 2006 issued a letter stating that it had overpaid BALCO a sum of Rs.529 million ($13.2 million) due to the quantum of load factor pursuant to which payment had been made having been incorrectly calculated, and that the definition that should have been applied is as provided in the Chhattisgarh Electricity Supply Code. BALCO in its reply dated November 24, 2006 had contested such position and stated that as no fixed quantum of electricity was to be supplied, the definition as laid down in the Chhattisgarh Electricity Supply Code should not be applicable, and further that such definition would be applicable only in those instances where the supply of electricity is between the consumer and the distribution licensee. Subsequently, on August 2, 2007, BALCO filed an arbitration petition against the CSEB reiterating its position and further stating that the power purchase agreement was entered into between the parties on the basis of the stipulations of the Chhattisgarh State Electricity Regulatory Commission. The arbitrator granted an order in favor of BALCO. However in view of a Supreme Court judgement mandating that all disputes between a power generator and distributor be subject to arbitration or adjudication by the State Electricity Commission under Section 86 of the Indian Electricity Act, 2003, the matter has been referred to the Chhattisgarh State Electricity Regulatory Commission which has decided to adjudicate the matter. The hearing was held on June 25, 2009 pursuant to which the Chhattisgarh State Electricity Regulatory Commission granted an order in favor of BALCO. CSEB has filed for an application for review of the order and the review hearing is scheduled for October 16, 2009.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs.3,339 million ($65.6 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs.48 million ($0.9 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. HZL has filed application for early hearing of the matter. The High Court of Rajasthan accepted HZL’s request for early hearing and the date for hearing will be communicated in October 2009.

Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadmium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The

Department of Mines and Geology has claimed Rs.2,435.9 million ($47.9 million) as the price to be recovered from HZL for the extraction of cadmium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadmium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadmium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The High Court has accepted HZL’s request for early hearing but no date has been set yet.

Information on the Company

We were incorporated on September 8, 1975 under the laws of India and maintain a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400 099, India and the telephone number for this office is +(91-22) 6646-1000. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this prospectus supplement or the accompanying prospectus.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the US District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

THE OFFERING

The following contains basic information about our notes being offered and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our notes, please refer to “Description of Notes” included in this prospectus supplement and “Description of Share Capital” and “Description of American Depositary Shares” in the accompanying prospectus.

Issuer	Sterlite Industries (India) Limited, a limited liability company incorporated under the laws of India.

Notes	We are offering $500,000,000 aggregate principal amount of 4.00% convertible senior notes due 2014 (the “notes”).

Maturity Date	The notes will mature on October 30, 2014, unless earlier repurchased or redeemed by us or converted.

Interest rate and interest payment dates	The notes will bear interest at a rate of 4.00% per year. Interest will accrue from and including the issuance date or the last date in respect of which interest has been paid or provided for, as the case may be. Subject to certain exceptions, interest will be payable semiannually in arrears on April 30 and on October 30 of each year, beginning on April 30, 2010, to the holders of record at 5:00 p.m., New York City time, on the preceding April 15 and October 15, respectively.

All references to interest in this summary of the offering and the “Description of Notes” are deemed to include additional interest, if any, that accrues in connection with our failure to comply with our reporting obligations under the indenture, if applicable (as described under “Description of Notes — Events of Default and Acceleration”) and additional amounts, as described under “Description of Notes — Additional Amounts” and additional payments as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments”.

Ranking	The notes:

• will be our unsecured senior obligations and will rank equally in right of payment with all of our existing unsecured indebtedness and future unsecured senior indebtedness;

• will be senior in right of payment to our future unsecured subordinated indebtedness expressly subordinated in right of payment to the notes; and

• will be structurally subordinated in right of payment to any existing and future debt and other liabilities, including trade payables, of our subsidiaries.

In addition, the notes will be effectively junior to any of our secured indebtedness to the extent of the value of the related collateral. As of June 30, 2009, after giving effect to the offering of these notes, the Issuer would have had approximately $810.4 million of senior indebtedness including the notes (approximately $20.9 million of which was secured indebtedness). As of June 30, 2009, our subsidiaries had total indebtedness and other liabilities, including trade payables but excluding intercompany liabilities, of $1,680.4 million.

The terms of the indenture under which the notes are issued do not limit our ability to incur additional indebtedness, including additional senior indebtedness.

Conversion rights	Subject to certain exceptions, the notes are convertible, at the option of the holder, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date into ADSs at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes, which is equal to a conversion price of approximately $23.33 per ADS.

Delivery of our ADSs will occur as promptly as practicable following the conversion date, but in no event later than 45 days (in the case of any conversion date occurring prior to the last record date before a redemption date or the maturity date) or 10 days (in the case of any conversion date occurring on or after the last record date before the redemption date or the maturity date) after such conversion date. It is expected that any newly issued ADSs will be accepted into the book-entry system maintained by DTC, and no person receiving ADSs shall receive or be entitled to receive physical delivery of ADSs, except in the limited circumstances set forth in the deposit agreement.

The conversion rate is subject to adjustment, as described herein. In addition, holders who convert their notes in connection with a change of control transaction may be entitled to an increase in the conversion rate. See “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control.”

Notwithstanding the foregoing, in no event shall (i) the conversion rate as adjusted on account of a change of control transaction in the manner set forth in “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control” exceed 58.9445 ADSs per $1,000 principal amount of notes, subject to adjustment as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments”; (ii) the conversion rate as adjusted exceed the conversion rate limit of 57.1428 ADSs per $1,000 principal amount of notes, which is equivalent to a conversion price of $17.50 per ADS, the minimum conversion price per ADS as determined pursuant to the regulations prescribed by the Ministry of Finance of India, or the Ministry of Finance, and has been determined based on the minimum conversion price of Rs.803.29 and the Reserve Bank of India, or RBI, exchange rate of Rs.45.91 to $1.00; or (iii) the conversion rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance, the RBI or any other regulatory or governmental authority in India.

Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of Notes — Conversion Rights.”

Upon conversion, you must pay applicable fees and expenses of the depositary for the issuance of the ADSs as described in the deposit agreement. See “Description of American Depositary Shares — Fees and Charges” in the accompanying prospectus.

Adjustment to conversion rate upon change of control	If and only to the extent a holder elects to convert its notes in connection with a change of control as described under “Description of Notes — Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder” pursuant to which 10% or more of the consideration for our equity shares and/or ADSs (other than cash payments for fractional equity shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the conversion rate will be increased by an additional number of ADSs, to the extent described in this prospectus supplement.

The number of additional ADSs, if any, by which the conversion rate is increased will be based on the price paid for our equity shares in the transaction constituting the change of control and the effective date of the change of control. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various prices paid and change of control effective dates are set forth under “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control.”

Notwithstanding the foregoing, in no event shall (i) the conversion rate as adjusted on account of a change of control transaction in the manner set forth in “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control” exceed 58.9445 ADSs per $1,000 principal amount of notes, subject to adjustment as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments”; (ii) the conversion rate as adjusted exceed the conversion rate limit of 57.1428 ADSs per $1,000 principal amount of notes, which is equivalent to a conversion price of $17.50 per ADS, the minimum conversion price per ADS as determined pursuant to the regulations prescribed by the Ministry of Finance and has been determined based on the minimum conversion price of Rs.803.29 and the RBI exchange rate of Rs.45.91 to $1.00; or (iii) the conversion rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance, the RBI or any other regulatory or governmental authority in India.

Purchase at holder’s option upon fundamental change	If a fundamental change (as defined herein) occurs, a holder will have the right, subject to RBI approval and the terms and conditions of the indenture, to require us to repurchase in compliance with applicable law all or any portion of its notes that is equal to $1,000 or an integral multiple of $1,000. The fundamental change purchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, up to, but excluding, the repurchase date. Under current laws in India, any repurchase prior to maturity requires prior RBI approval. See “Description of Notes — Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder.”

Optional Redemption	Subject to certain exceptions, at any time after November 4, 2012, we may redeem all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including additional interest, if any, on such notes to, but excluding the redemption date, if the closing price of our ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period prior to the date on which we provide notice of such redemption.

Tax Redemption	In the event of certain changes or amendments to the laws or regulations governing India or other relevant taxing jurisdiction, we will have the option to redeem all, but not less than all, of the notes at 100% of their principal amount together with accrued but unpaid interest (calculated up to but excluding the date fixed for redemption) and any additional amounts. See “Description of Notes — Tax Redemption”. Upon our giving notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive payment of such additional amounts in excess of the rate of additional amounts payable on the issue date of the notes. See “Description of Notes — Tax Redemption”.

RBI Approval Required for early redemption of repurchase	Under current RBI regulations applicable to convertible notes, we are required to obtain prior approval of the RBI before effecting any repurchase or redemption of the notes prior to the maturity date in a manner other than as prescribed under applicable law.

The ADSs	Each ADS represents the right to receive one equity share. The ADSs will be issued and delivered by Citibank, N.A., as Depositary. Upon conversion of the notes, you will receive ADSs.

The Depositary will deliver equity shares only upon surrender of ADSs to the extent the number of equity shares at that time deposited with Citibank, N.A., Mumbai Branch, as Custodian, have been listed for trading on the NSE and the BSE, and dematerialized. The Depositary will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis.

You should carefully read “Description of American Depositary Shares” in the accompanying prospectus to better understand the terms of the ADSs. You should also read the deposit agreement which is an exhibit to the registration statement filed with the

US Securities and Exchange Commission, or the Commission, on Form F-6 (Registration No. 333-139102) to register the ADSs.

Additional amounts	To the extent any withholding or deductions is required in certain jurisdictions by law or by regulation or governmental policy having the force of law, we will pay such additional amounts as may be necessary. See “Description of Notes — Additional Amounts.”

Events of default	Except with respect to any failure to comply with our reporting obligations under the indenture, if an event of default on the notes occurs, the principal amount of the notes plus accrued and unpaid interest may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us. Under current laws in India, any early redemption prior to maturity requires prior RBI approval.

Should we fail to comply with the reporting obligations in the indenture, the holders’ remedy upon the occurrence of such event of default will for the 180 calendar days after the occurrence of such event consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes. See “Description of Notes — Events of Default and Acceleration.”

Governing law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Use of proceeds	Our net proceeds from the sale of notes in this offering will total approximately $495.1 million after deducting the underwriting discounts and commissions and estimated offering expenses which are payable by us. We currently intend to use the net proceeds from this offering for expansion of our copper business, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the RBI. See “Use of Proceeds.”

Risk factors	An investment in our notes involves risks. You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Form and denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

DTC eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global notes. Global notes will be deposited with a custodian and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Global Notes; Book Entry; Form.”

Trading of the notes and absence of a public market	We do not intend to apply for the listing of the notes on any securities exchange or for inclusion in any automated quotation system. The notes will be new securities for which there is currently no public market.

Listing and trading	Our ADSs are listed on the New York Stock Exchange, or NYSE. Our outstanding equity shares are listed and traded in India on the NSE and the BSE.

Delivery and settlement	It is expected that delivery of the notes to the underwriters will be made against payment on a delayed basis. The date of delivery is expected to be October 29, 2009. Any change in the date of delivery will be notified to investors through a press release which will be posted on our website at www.sterlite-industries.com. Such notification may not occur until two or three business days before the earlier of October 29, 2009 or the new date of delivery. Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the third business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade, or to make any necessary arrangements to ensure that notes are available on the third business day after trading for settlement, to prevent a failed settlement. Purchasers of notes who wish to make such trades should consult their own advisors. Purchasers who are not able to make any necessary arrangements to prevent a failed settlement may not be able to make any trades of notes prior to the third business day before the delivery of the notes to the underwriters.

We are required to obtain a Loan Registration Number, or LRN, from the RBI prior to receiving payments against the notes.

NYSE symbol for the ADSs	“SLT”

Depositary for the ADSs	Citibank, N.A.

Lock-up	We, our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed not to, during the period commencing on the date of this prospectus supplement and ending on the day after the date 60 days after the date of this prospectus supplement, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any of our ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or equity shares, subject to certain exceptions. See “Underwriting.”

Restrictions on ADSs relating to the Indian Stock Exchanges	ADS holders may not surrender their ADSs to the Depositary for the purpose of withdrawing the deposited shares until we have confirmed to the Depositary that we have received confirmation from the Indian Stock Exchanges that the underlying equity shares have been listed for trading thereon and have therefore become listed shares and such equity shares have been dematerialized. We expect (i) to receive the confirmation from the Indian Stock Exchanges of the listing of the equity shares underlying the ADSs approximately 45 days after the issuance of the equity shares underlying the ADSs (in the case of any conversion date occurring prior to the last record date before a redemption date or the maturity date) or 10 days after the issuance of the equity shares underlying the ADSs (in the case of any conversion date occurring on or after the last record date before the redemption date or the maturity date) and (ii) the equity shares underlying the ADSs to be dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges. The Depositary will process applications for withdrawal of ADSs for cancellation on a first come, first served basis and only to the extent of the number of listed shares deposited at that time with the Custodian.

On October 15, 2009, the closing sale price of our ADSs on the NYSE was $16.62 per ADS. On October 14, 2009, the closing sale price of our equity shares on the BSE was Rs. 852.40 per equity share and on the NSE was Rs. 855.75 per equity share.

RISK FACTORS

An investment in the notes or our ADSs issuable upon the conversion of the notes involves material risks. You should carefully consider the risks set forth below and in our Annual Report on Form 20-F, as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in the notes. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading prices of the notes or our ADSs could decline and you could lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement.

Risks Relating to Our Business

We are transitioning to financial reporting under International Financial Reporting Standards, or IFRS, during our current fiscal year which differs in certain significant respects from US generally accepted accounting standards, or US GAAP, under which we have historically reported.

Our financial statements have historically been reported under US GAAP. Beginning fiscal 2010, we will commence financial reporting under IFRS, including our interim financial statements such as the financial statements for the quarter ended June 30, 2009 which are incorporated by reference in this prospectus. However, there are certain significant differences between US GAAP and IFRS. As a result, our financial information and reported earnings for periods within and the full year fiscal 2010 and future periods could be significantly different if they were prepared in accordance with US GAAP. Consequently, you may not be able to meaningfully compare our financial statements under IFRS with our historical financial statements under US GAAP.

This prospectus supplement and the accompanying prospectus does not contain a reconciliation of our historical financial information to US GAAP and we cannot assure you that such a reconciliation would not reveal material differences. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and US GAAP and how these differences might affect the financial information in and incorporated by reference into this prospectus supplement and the accompanying prospectus.

Risks Relating to this Offering, the Notes and the ADSs

Reserve Bank of India approval is required for repayment of the notes prior to maturity, including upon an event of default, a redemption or a repurchase upon a fundamental change.

Under the guidelines on policies and procedures for External Commercial Borrowings issued by the RBI, any prepayment of external commercial borrowing prior to its stated maturity requires the prior approval of RBI. Therefore, any prepayment of the notes prior to maturity as a result of early redemption, repurchase or acceleration of the notes, including upon an event of default would require the prior approval of the RBI. There can be no assurance that such approval would be obtained at all.

The notes are structurally subordinated to the liabilities of our existing subsidiaries and any of our future subsidiaries.

The notes will be obligations of Sterlite Industries (India) Limited and will not be guaranteed by our existing subsidiaries or any future subsidiaries and, accordingly, the notes will be structurally subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiaries. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on the assets of that subsidiary and would be subordinated to any indebtedness of the subsidiary senior to that held by us. As of June 30, 2009, our subsidiaries had total liabilities, including trade payables but excluding intercompany liabilities, of $1,680.4 million.

Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market prices of our ADSs and of the notes to fall.

If our existing shareholders sell a substantial number of our equity shares or ADSs in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares, ADSs and the notes could be adversely affected. While we, our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed not to, during the period commencing on the date of this prospectus supplement and ending on the day after the date 60 days after the date of this prospectus supplement, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any of our ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any of our ADSs or equity shares, or any similar securities, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or equity shares, subject to certain exceptions, no assurance can be given that such ADSs or equity shares will not be sold as soon as the restrictions are lifted, which sales, or the perception that such sales may occur, could materially and adversely affect the value of our ADSs, equity shares and the notes. The underwriters may release such locked-up shares in their sole discretion at any time and without prior public announcement.

Assuming conversion of all notes at the initial conversion rate of 42.8688 ADSs per $1,000 principal amount of the notes, we will have 861,834,822 equity shares outstanding. Of these equity shares, the equity shares represented by ADSs will be freely tradable without restriction in the public markets. In addition, assuming conversion of all notes at the initial conversion rate of 42.8688 ADSs per $1,000 principal amount of the notes, Vedanta, through Twin Star and MALCO, will continue to have effective control over 478,291,746 of our outstanding equity shares, which will represent 55.5% of our outstanding share capital assuming such conversion, which equity shares will be subject to a 60-day “lock-up” period.

The market price for our ADSs may be volatile. Fluctuations in the price of our ADSs may impact the price of the notes and make them more difficult to resell.

The market price of our ADSs has been and may continue to be volatile. The high and low closing sale prices of our ADSs on the NYSE were $28.97 and $11.12, respectively, for fiscal 2008 and $23.00 and $3.12, respectively, for fiscal 2009. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	sales or perceived sales of additional equity shares or ADSs by us or our significant shareholders;

•	impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future; and

•	fluctuations in the exchange rate between the Indian Rupee and the US dollar.

In addition, the stock market in recent years and particularly since mid-2008 has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could depress the trading price of our ADSs.

Because the notes are convertible into our ADSs, depressed prices for our ADSs could have a negative effect on the trading price of the notes. Holders who receive ADSs upon conversion of the notes will also be subject to the risk of depressed prices of our ADSs. In addition, any sales in the public market of ADSs issued upon conversion could adversely affect prevailing market prices of our ADSs. Any decrease in the price volatility of our ADSs could adversely impact the value of your notes.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

Governmental actions that interfere with the ability of convertible debt investors to effect short sales of the underlying ADSs could significantly affect the market value of the notes. Such government actions would make the convertible arbitrage strategy that many convertible debt investors employ difficult to execute for outstanding convertible debt of any company whose common stock, common shares or ADSs are subject to such actions. The convertible debt markets recently experienced unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the SEC on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute for outstanding convertible debt of those companies whose common stock was subject to the short sale prohibition. Although the SEC orders expired on October 8, 2008, the SEC is currently considering instituting other limitations on effecting short sales (such as the up-tick rule) and other regulatory organizations may do the same. On April 8, 2009, the SEC voted unanimously to seek public comment on whether short sale price restrictions or circuit breaker restrictions should be imposed. The SEC voted to propose two approaches to restrictions on short selling. One approach would apply on a market wide and permanent basis, including adoption of a new uptick rule, while the other would apply only to a particular security during severe market declines in that security, and would involve, among other limitations, bans on short selling in a particular security during a day if there is a severe decline in price in that security. If such limitations are instituted by the SEC or any other regulatory agencies, the market value of the notes could be adversely affected.

There are Ministry of Finance regulations that affect the conversion price of the notes.

The Ministry of Finance, through a notification dated November 27, 2008, amended the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1933, as amended from time to time (the “FCCB/ADR Scheme”) and prescribed certain pricing guidelines in relation to the conversion of Foreign Currency Convertible Bonds (“FCCBs”). The FCCB/ADR Scheme applies to the issue and offering of the notes and provides, among other things, that the conversion price of a convertible bond should not be lower than a “floor price” which has been calculated with reference to the average of the weekly high and low of the closing prices of the underlying shares quoted on the stock exchange during the two weeks preceding the date of the meeting in which our Board of Directors (or a duly authorized committee thereof) decided to open the proposed issue of the notes. There can be no assurance that the potential adjustments to the conversion price which are provided for in “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control” would be permitted by the Ministry of Finance if an adjustment resulted in the conversion price falling below the “floor price” referred to above. There can also be no assurance (i) as to how the Ministry of Finance will apply or interpret the FCCB/ADR Scheme or whether the restrictions set forth in the FCCB/ADR Scheme would prevent us from undertaking certain corporate actions, or (ii) that the Ministry of Finance will not prescribe any further pricing guidelines which would deem any adjustments by way of certain corporate actions (including the declaration of dividends, issuance of equity shares by way of capitalization of profits or reserves and division of outstanding equity shares) to be in contravention of the FCCB/ADR Scheme.

There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness or complete other transactions. If we incur substantial additional indebtedness, these higher levels of indebtedness may affect our ability to meet our payment obligations on the notes.

The indenture governing the notes does not contain any financial or operating covenants that would protect you from transactions that may adversely affect you. In particular, the indenture does not contain restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We may not be able to generate sufficient cash flow to pay the interest on our debt, including the notes offered hereby and secured indebtedness or indebtedness at the subsidiary level that is senior in right of payment to the notes offered hereby, or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

Any additional debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet payment and other obligations that arise in the course of our business;

•	increasing our exposure to additional charges, including interest expenses caused by factors such as market volatility and fluctuation in exchange rates;

•	limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors who have less debt or are less leveraged.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, which could substantially affect our capital structure and the value of the notes, our equity shares and our ADSs but may not constitute a “fundamental change” that permits holders to require us to repurchase their notes. Similarly, the circumstances under which we are required to increase the conversion rate upon the occurrence of certain types of fundamental changes are limited to circumstances where a note is converted in connection with such a transaction as set forth under “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control.”

Because the definition of “fundamental change” is limited to certain transactions and events, we may have no obligation to repurchase the notes upon a entering a significant restructuring transaction.

The definition of “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline. Therefore, the fundamental change provisions of the indenture may not protect you from transactions that adversely affect the value of the notes. For example, highly leveraged transactions, reorganizations, mergers or similar transactions may not constitute fundamental changes but could adversely affect our capital structure, increase our indebtedness, or otherwise adversely affect the market value of the notes.

We may be unable to raise the funds to purchase the notes upon a fundamental change.

If a fundamental change occurs, holders of the notes may require us to repurchase, subject to RBI approval and the terms and conditions of the indenture, all or a portion of their notes. We may not have sufficient funds for any required repurchase of the notes, and we may have to refinance our credit facilities in order to make payments under the notes. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of notes an event of default under such agreements. If we fail to repurchase the notes when required, we will be in default under the indenture governing the notes.

The increase in the conversion rate applicable to notes that holders convert in connection with certain changes of control may not adequately compensate you for any lost value of your notes resulting from such transactions.

If a “change of control” occurs pursuant to which 10% or more of the consideration for our equity shares (subject to certain exceptions) in such change of control transaction consists of cash or securities or other property that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, under certain circumstances, we will increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when such change of control becomes effective and the price paid per equity share in such change of control, as described in this prospectus supplement. See “Description of Notes — Adjustment to Conversion Rate Upon a Change of Control.” Although the increase in the conversion rate is designed to compensate you for the lost option value of your notes as a result of such a transaction, the increase in the conversion rate may not adequately compensate you for such loss. In addition, if the ADS price in the transaction is greater than $80.00 per ADS or less than $16.97 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. Moreover, in no event will the total number of ADSs issuable upon conversion as a result of this adjustment exceed 58.9445 ADSs per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rights — Conversion Rate Adjustments,” or any conversion rate limit under Indian law. As of the date of this prospectus supplement, under Ministry of Finance Regulations, the conversion rate, as adjusted, may not exceed 57.1428 ADSs per $1,000 principal amount of the notes. Furthermore, our obligation to increase the conversion rate as described above could also be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

There is currently no public market for the notes, and an active trading market may not develop for the notes. If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.

The notes are a new issue of securities, and there is no existing market for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the exchange rate between the US dollar and the rupee, the price and volatility in the price of our ADSs and underlying equity shares, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion in any automated quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the underwriters cease to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes.

The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop and you may be unable to resell your notes or may only be able to sell them at a substantial discount. In addition, the market for debt securities in emerging markets has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that the markets for the notes, if any, will not be subject to similar disruptions. Any disruptions in these markets may have an adverse effect on the market price of the notes.

An active or liquid trading market for our ADSs is not assured.

While conversion of the notes into ADSs would increase the number of our ADSs publicly trading on the NYSE, an active, liquid trading market for our ADSs may not be maintained in the long term and we cannot be certain that any trading market for our ADSs will be sustained, or that the present price will correspond to the future price at which our ADSs will trade in the public market. Loss of liquidity could increase the price volatility of our ADSs. Indian legal restrictions may also limit the supply of ADSs. Any additional issuance of ADSs would dilute the positions of existing investors in the equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs. As a result, you may be unable to resell your ADSs at a price that is attractive to you after converting your notes.

There are restrictions on daily movements in the price of our equity shares, which may adversely affect the ability of a holder of the notes, once it has converted the notes into ADSs and further converted the ADSs into our equity shares to sell, or the price at which it can sell, our equity shares at a particular point in time.

We are subject to a daily circuit breaker imposed by all stock exchanges in India which does not allow transactions beyond a certain level of volatility in the price of the equity shares. This circuit breaker operates independently of the index-based market-wide circuit breakers generally imposed by the SEBI on Indian stock exchanges. The percentage limit on our circuit breaker is set by the stock exchanges based on the historical volatility in the price and trading volume of our equity shares. The stock exchanges do not inform us of the percentage limit of the circuit breaker from time to time, and may change it without our knowledge. This circuit breaker effectively limits upward and downward movements in the price of our equity shares. As a result of this circuit breaker, there can be no assurance regarding the ability of holders of the notes to sell our equity shares once they have converted the notes held by them into ADSs and further converted the ADSs into our equity shares, or the price at which the holders of the notes may be able to sell our equity shares at a particular point in time.

Fluctuations in the exchange rate between the rupee and the US dollar may have a material adverse effect on the value of the notes, the ADSs deliverable upon conversion of the notes and the equity shares underlying such ADSs, independent of our operating results.

The price of the notes will be quoted in US dollars. The equity shares are quoted in rupees on the BSE and the NSE. The ADSs are quoted in US dollars. Any dividends in respect of the equity shares will be paid in rupees and subsequently converted into US dollars for distribution to ADS holders. Market prices for the ADSs may fall if the value of the rupee declines against the US dollar. In addition, the dollar amount of any cash dividends or other cash payments to holders of the ADSs would decline if the value of the rupee declines against the US dollar. ADS holders who seek to sell in India any equity shares represented by ADSs issued upon conversion of the notes or any equity shares withdrawn upon surrender of any such ADSs, and to convert the rupee proceeds of such sale into foreign currency and remit such foreign currency from India, will require the approval of the RBI for each such transaction (unless such equity shares are sold on a stock exchange in India on which such equity shares are listed). A delay in obtaining such approval might adversely affect the rate of exchange available for such conversion. The exchange rate between the rupee and the US dollar has changed substantially in the last two decades and may substantially fluctuate in the future. On an annual average basis, the rupee declined against the US dollar since 1980. The rupee lost approximately 15% of its value relative to the dollar in the three year period ended March 31, 2002 but generally appreciated in value against the dollar during fiscal 2003 and fiscal 2004. The rupee, however, depreciated in value during fiscal 2005 and 2006 and ended at an exchange rate of Rs.43.62 = $1.00 on March 31, 2005 and Rs.44.48 = $1.00 on March 31, 2006, respectively. During fiscal 2007 and 2008, the rupee once again appreciated against the US dollar, ending at an exchange rate of Rs.40.02 = $1.00 on March 31, 2008. During fiscal 2009, the rupee depreciated against the US dollar, ending at an exchange rate of Rs.50.87 = $1.00 on March 31, 2009. The value of the rupee against the US dollar was Rs.47.61 = $1.00 as of October 2, 2009.

The issuance of the notes will dilute the ownership interest of existing ADS holders and equity shareholders, which may adversely affect the market price of our ADSs.

For the purposes of calculating our earnings per equity share and per ADS, the notes will be accounted for under the “if converted method” in accordance with Statement of Financial Accounting Standards No. 128. Under this method, the maximum number of our ADSs then issuable upon conversion of the notes will be included in our diluted earnings per ADS to the extent the effect of such inclusion is dilutive. Upon conversion of the notes, the ADSs issued will be included in our basic earnings per ADS. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs and of any notes not yet converted. In addition, the existence of the notes may encourage short selling by market participants.

The conversion rate of the notes may not be adjusted for all dilutive events that may adversely affect the trading price of the notes or the ADSs issuable upon conversion of the notes.

The conversion rate of the notes is subject to adjustment upon certain events, including certain dividends of equity shares on our equity shares, subdivisions or combinations of our equity shares, the issuance to holders of our equity shares of rights or warrants to purchase our equity shares, distributions to holders of our equity shares of capital stock, indebtedness or assets, cash dividends on our equity shares and issuer tender offers or exchange offers for our equity shares (directly or in the form of ADSs) as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, such as a third party tender offer or exchange offer for our equity shares (directly or in the form of ADSs) or an issuance of our equity shares or ADSs for cash, that may adversely affect the trading price of the notes or the ADSs issuable upon conversion of the notes.

In addition, the conversion rate of the notes is subject to a cap based on a minimum conversion price determined under regulations prescribed by the Ministry of Finance. We also will not adjust the conversion rate to a rate that would render the conversion of the notes to be in contravention of applicable law or subject to the approval of certain governmental or regulatory authorities. In each such case, holders of the notes will not receive the benefit of the adjustment that they would otherwise have received. See “Description of Notes — Conversion Rights.”

If you hold notes, you are not entitled to any rights with respect to our ADSs, but you will be subject to all changes made with respect to our ADSs and underlying equity shares.

If you hold notes, you are not entitled to any rights with respect to our ADSs or equity shares, but you are subject to all changes affecting our ADSs and underlying equity shares. You will only be entitled to rights with respect to our ADSs, which are fewer than holders of equity shares as discussed below, if and when we deliver ADSs to you upon conversion of your notes and in limited cases under the adjustments of the conversion rate. For example, in the event that an amendment is proposed to our articles of association or bylaws requiring approval of holders of our equity shares and the record date for determining the equity shareholders of record entitled to vote on the amendment occurs prior to delivery of our ADSs, you will not be entitled to act through the depositary to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our equity shares.

Upon conversion of your notes into ADSs, you will have fewer rights than holders of equity shares and must act through the depositary to exercise those rights.

Upon conversion of your notes into ADSs, you will not have the same rights as holders of our equity shares, and you may exercise the voting rights with respect to the underlying equity shares only in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your equity shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

Upon conversion of your notes into ADSs, you may be subject to limitations on transfers of your ADSs.

Upon conversion of your notes into ADSs, your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Upon conversion of your notes into ADSs, you may not receive dividends or distributions if it is impractical to make them available to you.

Upon conversion of your notes into ADSs, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our equity shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of equity shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

Upon conversion of your notes into ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings of ADSs issued to you upon conversion of your notes.

Certain provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to increase the conversion rate for conversions in connection with certain changes of control. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our equity shares and holders of our ADSs of an opportunity to sell their equity shares and ADSs, as applicable, at a premium over prevailing market prices.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our notes, equity shares and ADSs to decline.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds of this offering for expansion of our copper business, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the RBI. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause the prices of our Notes, equity shares and ADSs to decline.

We retain broad discretion in our use of proceeds from this offering and may not be able to use such proceeds in the manner we have indicated in this prospectus supplement. As a result, we may use such proceeds in a different manner, which may have a material adverse effect upon our business, results of operations or financial condition.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US holders.

A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. For this purpose, the total value of our assets generally will be determined by reference to the market price of our equity shares and ADSs. Based on the market prices of our equity shares and ADSs and the composition of our income and assets, we do not expect to be a PFIC for the current taxable year ending March 31, 2010. However, we generally will not be able to make a determination of our PFIC status for any specific taxable year until the close of that taxable year and we must make a separate determination each taxable year as to whether we are a PFIC. In addition, a decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the current or any future taxable year. If we are a PFIC for any taxable year during which a US holder holds notes or the ADSs, certain adverse United States federal income tax consequences could apply to the US holder. See “Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company” for more details.

US holders may have taxable dividend income if we adjust (or fail to adjust) the conversion rate of the notes in certain circumstances, even though the holders would not receive any cash.

We will adjust the conversion rate of the notes for stock splits and equity share combinations, stock dividends, certain cash dividends and certain other events that affect our capital structure. Upon certain adjustments (or certain failures to make adjustments) to the conversion rate, US holders may be treated as having received a constructive distribution from us, resulting in taxable income to such US holders for United States federal income tax purposes, even though the holders would not receive any cash in connection with the adjustment to (or failure to adjust) the conversion rate. See “Taxation — Certain United States Federal Income Tax Considerations — Constructive Distributions” for more details.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $495.1 million after deducting the underwriters’ discounts and commissions (excluding any discretionary fee that we may in our sole discretion determine to pay to the underwriters) and estimated offering expenses.

We intend to use the net proceeds from this offering for expansion of our copper business, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the RBI.

The amounts that we actually expend for these and other purposes will vary significantly depending on a number of factors, including the timing and size of capital expenditures, our ability to successfully consummate strategic acquisitions, future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of the notes offering. See “Risk Factors — Risks Relating to this Offering, the Notes and the ADSs — We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our notes, equity shares and ADSs to decline.” Pending their use, we intend to invest our net proceeds in high quality interest-bearing investments.

MARKET PRICE INFORMATION AND
OTHER INFORMATION CONCERNING THE SHARES

Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on June 20, 2007 at an initial offering price of $13.44 per ADS. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement. As of October 10, 2009, 840,400,422 of our equity shares were outstanding (including the 145,148,584 equity shares underlying our 145,148,584 ADSs outstanding as of such date). All our equity shares are registered shares. Our outstanding equity shares are currently listed and traded on the NSE and BSE.

The following table shows:

•	the reported high and low trading prices for our ADSs on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE.

									Average
			Average			Average NSE			BSE Daily
			NYSE Daily	NSE Price		Daily Equity	BSE Price		Equity Share
	NYSE Price Per ADS		ADS Trading	Per Equity Share		Share Trading	Per Equity Share		Trading
Fiscal Quarter 2010	High	Low	Volume	High	Low	Volume	High	Low	Volume

2nd Quarter	16.15	10.75	2,756,615	16.14	11.32	4,087,396	16.12	11.35	924,496
Last Three Months
July 2009	13.40	10.75	4,762,283	13.72	11.37	5,352,796	13.73	11.40	1,170,277
August 2009	14.34	12.38	1,947,190	14.30	12.50	3,423,935	14.26	12.51	910,342
September 2009	16.15	12.85	1,464,863	16.14	13.18	3,328,822	16.12	13.20	656,707
October 2009 (through October 2)	18.57	15.64	1,889,550	17.98	15.75	2,719,697	17.91	15.76	631,625

On October 15, 2009, the closing sale price of our ADSs on the NYSE was $17.21 per ADS. On October 14, 2009, the closing sale price of our equity shares on the BSE was Rs. 852.40 per equity share and on the NSE was Rs. 855.75 per equity share.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our indebtedness and capitalization as of June 30, 2009:

•	on an actual basis; and

•	as adjusted to give effect to the issuance of $500,000,000 in aggregate principal amount of the notes offered in this offering.

The table excludes (as of June 30, 2009) (i) the 21,434,400 equity shares reserved for issuance upon conversion of the notes and (ii) the 131,906,011 equity shares underlying the ADSs issued by the Company in July 2009.

You should read this information in conjunction with our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The table has been prepared in accordance with International Financial Reporting Standards.

	As of June 30, 2009
	Actual	As Adjusted
	(in millions)

Long-term borrowing, net of current portion(1)	$598.9	$598.9
Notes offered hereby	—	500.0

Total long-term borrowing, net of current portion	598.9	1,098.9

Shareholders’ equity(2):
Equity shares of par value Rs. 2,
Authorized: 925,000,000
Issued and outstanding as of June 30, 2009: 708,494,411	29.7	29.7
Security premium	2,231.5	2,231.5
Other components of equity	40.7	40.7
Retained earnings	3,147.8	3,147.8
Equity attributable to equity holders of the parent	5,449.7	5,449.7
Minority interest	1,536.2	1,536.2

Total equity	6,985.9	6,985.9

Total capitalization	$7,584.8	$8,084.8

(1)	Includes $176.0 million of secured borrowing and $422.9 million of unsecured borrowing . None of our borrowing is guaranteed by Vedanta or by any third party.

(2)	In July 2009, we issued a total of 131,906,011 equity shares underlying 131,906,011 ADSs in an underwritten public offering, or the ADS Offering. Giving effect to the ADS Offering, as of June 30, 2009, our (i) shareholder’s equity would have been $35.2 million representing 840,400,422 issued and outstanding equity shares, (ii) security premium would have been $3,846.2 million (excluding expenses of the ADS Offering in the amount of $5.0 million), (iii) total equity would have been $8,606.1 million and (iv) total capitalization would have been $9,205.0 million (or $9,705.0 million after giving effect to the ADS Offering and this offering).

The US dollar amounts in this section have been translated from Indian Rupees to US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on June 30, 2009, which was Rs. 47.74 per $1.00. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into US dollars at such a rate or any other rate.

EXCHANGE RATES

Substantially all of our revenue is denominated or paid with reference to US dollars and most of our expenses are incurred and paid in Indian Rupees or Australian dollars. We report our financial results in Indian Rupees.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period
Months	Period End(1)	Average(1)(2)	High	Low

July 2009	47.9	48.4	49.2	47.8
August 2009	48.8	48.3	48.9	47.3
September 2009	48.1	48.3	49.1	47.8
October 2009 (through October 2)	47.6	47.7	47.7	47.6

(1)	The exchange rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of our financial statements incorporated by reference in this prospectus supplement.

(2)	Represents the average of the exchange rates for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York:

	Period
Months	Period End(1)	Average(1)(2)	High	Low

July 2009	1.1992	1.2419	1.1992	1.2902
August 2009	1.1850	1.1972	1.1850	1.2194
September 2009	1.1333	1.1598	1.1333	1.2039
October 2009 (through October 2)	1.1553	1.1504	1.1455	1.1553

(1)	The exchange rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of our financial statements incorporated by reference in this prospectus supplement.

(2)	Represents the average of the exchange rates for all days during the period for all months presented.

DESCRIPTION OF NOTES

We will issue the notes under an indenture to be dated as of the date that is on or prior to the closing date for the offering of the notes, as supplemented by the first supplemental indenture to be dated as of the closing date for the offering of the notes, which is expected to be October 29, 2009 (as supplemented, the “Indenture”), between us and Wilmington Trust Company, as trustee. The terms of the notes include those expressly set forth in the notes and the Indenture and those made part of the Indenture by reference to the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the notes and the Indenture. It does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the Indenture and the notes, portions of which are described in this prospectus supplement and the accompanying prospectus. We urge you to read these documents because they, and not this description, define your rights as a holder of notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus supplement under “Where You Can Find Additional Information.”

For purposes of this description of notes, references to “our company,” “we,” “us,” “our” or “Sterlite” refer only to Sterlite Industries (India) Limited and do not include any of our current or future subsidiaries, and references to “holders” refer to the holders of notes.

General

The notes:

•	will be limited to an aggregate principal amount of $500,000,000;

•	will be our unsecured senior obligations and will rank equally in right of payment with all of our existing unsecured indebtedness and future unsecured senior indebtedness;

•	will be senior in right of payment to all of our future unsecured subordinated indebtedness expressly subordinated in right of payment to the notes;

•	will be effectively junior to any secured indebtedness to the extent of the value of the related collateral and will be structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries;

•	will mature on October 30, 2014, unless earlier converted, redeemed or repurchased in compliance with applicable law;

•	will bear cash interest at the rate of 4.00% per year on the principal amount, payable semiannually in arrears on April 30 and October 30 of each year, beginning on April 30, 2010, to holders of record at 5:00 p.m., New York City time, on the April 15 or the October 15 immediately preceding such interest payment date;

•	will be convertible by a holder at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date into ADSs (other than cash in lieu of fractional ADSs) as described below under “— Conversion Rights” at an initial conversion rate of 42.8688 ADSs per $1,000 principal amount of notes (equivalent to a conversion price of approximately $23.33 per ADS), subject to adjustment as described below;

•	will, subject to the receipt of appropriate approvals, if any, under applicable law and the fulfillment of certain conditions and during the periods described below, be redeemable, in whole or in part, by us at any time after November 4, 2012, at a redemption price equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described below under “— Optional Redemption;”

•	will be subject to repurchase by us, in whole or in part, for cash at the option of the holder upon the occurrence of a “fundamental change” (as defined under “— Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date as described under “— Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder;”

•	will be redeemable by us or our successor upon the occurrence of certain tax-related events as described under “— Tax Redemption;”

•	will not be guaranteed by any of our subsidiaries, will not be subject to defeasance and will not provide for a sinking fund;

•	will be payable at the principal corporate trust office of the paying agent;

•	will be issued in denominations of $1,000 or in integral multiples of $1,000; and

•	will be represented by one or more notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “— Global Notes; Book-Entry Form.”

Neither we nor any of our subsidiaries will be subject to any financial covenants under the Indenture. In addition, neither we nor any of our subsidiaries will be subject to any restrictions on the payment of dividends, the issuance or repurchase of our securities or the incurrence of senior indebtedness, as described below under “— Ranking,” or any other indebtedness. The Indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change of control of Sterlite except to the extent described under “— Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder,” and “— Adjustment to Conversion Rate Upon a Change of Control” or “— Consolidation, Merger or Sale of Assets.”

Ranking

The notes will be our unsecured senior obligations and will rank equally in right of payment with all of our existing unsecured indebtedness and future unsecured senior indebtedness. The notes will be senior in right of payment to all of our future unsecured subordinated indebtedness expressly subordinated in right of payment to the notes.

In addition, the notes will be effectively junior to any secured indebtedness to the extent of the value of the related collateral and will be structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, as described below.

The notes are our obligations. A significant portion of our operations and sales are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation, contingent or otherwise, to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and therefore, our right to participate in its assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Neither we nor our subsidiaries are limited from incurring additional indebtedness under the Indenture. If we incur additional indebtedness, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

As of June 30, 2009, after giving effect to the offering of these notes, we would have had approximately $810.4 million of senior indebtedness including the notes (approximately $20.9 million of which was secured indebtedness). As of June 30, 2009, our subsidiaries had total indebtedness and other liabilities, including trade payables but excluding intercompany liabilities, of $1,680.4 million.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

Payment at Maturity

On the maturity date, each holder will be entitled to receive $1,000 in cash for each $1,000 in principal amount of notes, together with accrued and unpaid interest to, but not including, the maturity date, unless earlier converted, redeemed or repurchased. With respect to global notes, principal and interest will be paid to DTC in immediately available funds. With respect to any certificated notes, principal and interest will be payable at our office or agency, which initially will be the office or agency of the trustee.

Interest

The notes will bear interest at a rate of 4.00% per year from the date of issuance, or from the most recent date to which interest has been paid or duly provided for. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. The amount of interest payable for any period shorter than a full semiannual period for which interest is computed will be computed on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month.

Interest will be payable semiannually in arrears on April 30 and October 30 of each year, beginning April 30, 2010. Interest on a note will be paid to the person in whose name such note is registered at 5:00 p.m., New York City time, on the April 15 and October 15, as the case may be, immediately preceding the relevant interest payment date. However, there are three exceptions to the preceding sentence:

•	we will not pay accrued interest on any notes when they are converted, except as described under “— Conversion Rights;”

•	if we redeem any notes on a redemption date or a tax redemption date after a regular record date for the payment of interest but before the corresponding interest payment date, we will pay accrued and unpaid interest on such notes only to the persons to whom we pay such notes’ principal, unless such note was earlier converted (if such note was converted after the last record date before such redemption date or tax redemption date, as applicable, interest on the note will be paid to its holders as of such last record date); and

•	on the maturity date, we will pay accrued and unpaid interest only to the person to whom we pay the principal amount of such note (which may or may not be the holder of record on the relevant record date), unless such note was earlier converted, redeemed or repurchased (if such note was converted after the last record date before the maturity date, interest on the note will be paid to its holder as of the last record date).

We will pay interest on:

•	global notes to DTC in immediately available funds;

•	any certificated notes having a principal amount of less than $2,000,000, by check mailed to the holders of those notes; provided, however, at the maturity date, interest will be payable as described under “— Payment at Maturity;” and

•	any certificated notes having a principal amount of $2,000,000 or more, by wire transfer in immediately available funds at the election of the holders of these notes, provided such election is duly delivered to the trustee or paying agent at least 10 business days prior to the relevant interest payment date; provided, however, that at the maturity date, interest will be payable as described under “— Payment at Maturity.”

Any payment required to be made on any day that is not a business day will be made on the next succeeding business day and no additional interest will accrue thereon. A “business day” is any weekday that is not a day on which banking institutions in The City of New York or Mumbai, India are authorized or obligated to close.

All references to “interest” in this prospectus supplement are deemed to include additional interest, if any, that accrues in connection with our failure to comply with our reporting obligations under the Indenture, if applicable, as described under “— Events of Default and Acceleration” and additional amounts, as described under “— Additional Amounts” and additional payments as described under “— Conversion Rights — Conversion Rate Adjustments”.

Optional Redemption

No sinking fund is provided for the notes. Except as described below in “— Tax Redemption,” the notes will not be redeemable until after November 4, 2012. At any time after November 4, 2012, subject to receipt of appropriate approvals, if any, required under applicable Indian law, we may redeem all or part of the notes if the closing sale price per share of our ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period prior to the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date. Notwithstanding the foregoing, we shall not redeem any of the notes during any Closed Period (as defined below).

We will give notice of redemption not less than 30 nor more than 60 days before the redemption date by mail to the trustee, the paying agent and each holder of the notes.

If the notes are redeemed on a date that is after a regular record date for the payment of interest and prior to the corresponding interest payment date, we will pay accrued and unpaid interest (as part of the redemption price) to the same person to whom we pay the principal of the notes being redeemed rather than to the holder of record on that regular record date.

We may not redeem any notes unless all accrued and unpaid interest thereon, including additional interest, if any, has been or is simultaneously paid for all semi-annual periods or portions thereof terminating prior to the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or multiples of $1,000 in excess thereof, provided that the portion not so redeemed is in a minimum principal amount of $1,000) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we shall not be required to (i) issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before any selection for redemption of notes and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be redeemed or (ii) register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes being redeemed in part. No notes of a principal amount of $1,000 or less shall be redeemed in part.

No notes may be redeemed if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date.

Under current RBI regulations applicable to convertible notes, we are required to obtain prior approval of the RBI before providing notice for or effecting any repurchase or redemption of the notes prior to the maturity date; such approval may not be forthcoming. As a result, we will not give notice of redemption of the notes prior to obtaining approval of the RBI if such approval is required.

Tax Redemption

Subject to the conditions in the second following paragraph, at any time we or any successor to us, as applicable, may, having given not less than 30 nor more than 60 days’ notice to the holders (which notice shall be irrevocable), redeem all, and not some only, of the notes at 100% of their principal amount together with accrued interest (calculated up to but excluding the date of redemption) on the date fixed for redemption (the “Tax Redemption Date”), if (i) we or any successor to us, as applicable, has or will become obliged to pay Excess Additional Amounts (as defined below) in respect of payments of interest on the notes such that the combined rate of Additional Amounts and Excess Additional Amounts payable equals or exceeds 11% as a result of any change in, or amendment to, the laws or regulations of India or other Relevant Jurisdiction (as defined below) or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective (a) with respect to us, on or after the date of this prospectus supplement or (b) with respect to any successor to us, on or after the date such successor became our successor and (ii) such obligation cannot be avoided by us or our successor, as applicable (taking reasonable measures available to us or it, as applicable), provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we or our successor, as applicable, would be obliged to pay such Excess Additional Amounts were a payment in respect of the notes then due; provided further, for the avoidance of doubt, that where any such requirement to pay Excess Additional Amounts is due to taxes of India or other Relevant Jurisdiction or any political subdivision or any authority thereof or therein, we or a successor to us shall be permitted to redeem notes in accordance with the provisions above only if the rate of withholding or deduction so required is in excess of 11%. Prior to the publication of any notice of redemption pursuant to this paragraph, we or our successor, as applicable, shall deliver to the trustee (a) a certificate signed by two directors of us or our successor, as applicable, stating that the obligation referred to in (i) above cannot be avoided by us or our successor, as applicable (taking reasonable measures available to us or it, as applicable), and (b) an opinion of independent legal or tax advisors of recognized international standing to the effect that such change or amendment has occurred (irrespective of whether such amendment or change is then effective) and the trustee shall accept such certificate and opinion as sufficient evidence thereof in which event it shall be conclusive and binding on the holders.

Upon the expiry of any such notice, we or our successor, as applicable, will be bound to redeem the notes at 100% of their principal amount together with accrued interest up to (but excluding) such date, on the Tax Redemption Date.

If we or our successor, as applicable, give a notice of redemption pursuant to this Tax Redemption section, each holder will have the right to elect that his note(s) shall not be redeemed and that the payment of Excess Additional Amounts shall not apply in respect of any payment of principal or interest to be made in respect of such notes(s) which falls due after the relevant Tax Redemption Date whereupon no Excess Additional Amounts shall be payable in respect thereof and payment of all amounts shall be made subject to the deduction or withholding of the taxation required to be withheld or deducted by the government of India or other Relevant Jurisdiction or any authority thereof or therein having power to tax. For the avoidance of doubt, any Additional Amounts which had been payable in respect of the notes at the Base Rate (as defined below) as a result of the laws or regulations of the government of India or any authority thereof or therein having power to tax as of the issue date of the notes will continue to be payable to such holders. To exercise such right, the holder of the relevant note must complete, sign and deposit at the specified office of the trustee or paying agent a duly completed and signed notice (“Tax Election Notice”), in the form for the time being current, obtainable from the specified office of the trustee or paying agent together with the certificate evidencing the notes (if the notes are certificated) on or before the day falling 15 days prior to the Tax Redemption Date.

RBI regulations at the time of redemption may require us or our successor, as applicable, to obtain the prior approval of the RBI before providing notice for or effecting such a redemption prior to the maturity date; such approval may or may not be forthcoming.

Conversion Rights

General

The holders of notes may, at any time until 5:00 p.m., New York City time, on the business day immediately preceding the maturity date of the notes, convert all or a portion of their notes into ADSs, at an initial conversion rate of 42.8688 ADSs per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $23.33 per ADS). As of the date of this prospectus supplement, each ADS represents one of our equity shares, par value Rs. 2 per share. See “Description of Share Capital” and “Description of American Depositary Shares” in the accompanying prospectus. Holders may convert notes only in denominations of $1,000 and integral multiples of $1,000. If we call notes for redemption, notes will be convertible at the option of the holder only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. Holders may not convert notes in respect to which they have delivered and not validly withdrawn a fundamental change purchase notice. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any of our ADSs.

Notwithstanding the above paragraph, the conversion right shall be suspended during any Closed Period (as defined below) and holders shall not have the right to convert their notes during any such Closed Period. “Closed Period” means the following periods: (i) the 21 days immediately prior to the date of our annual general shareholders’ meeting, (ii) the 30 days immediately prior to an extraordinary shareholders’ meeting, (iii) from the date that we notify the Indian Stock Exchanges of the record date for determination of shareholders entitled to receipt of dividends, subscription of shares due to capital increase or other benefits, to the record date for the distribution or allocation of the relevant dividends, rights and benefits, (iv) such other periods determined by Indian law applicable from time to time that we are required to close our stock transfer books, and (v) during any period commencing on a record date (other than the last record date before maturity) and ending on the corresponding interest payment date. We will procure that holders (and other applicable parties) are given notice of any Closed Period at the beginning of each Closed Period in accordance with the provisions of the Indenture.

The conversion rate will be subject to adjustment as described below. In addition, upon conversion in connection with a transaction that constitutes a change of control pursuant to which 10% or more of the consideration for our common equity shares and/or ADSs (other than cash payments for fractional equity shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, we will increase the conversion rate, to the extent described under “— Adjustment to Conversion Rate Upon a Change of Control.” A note for which a holder has delivered a fundamental change purchase notice requiring us to purchase the note (as described below) may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture. The ability to surrender notes for conversion will expire at 5:00 p.m., New York City time, on the business day immediately preceding the maturity date.

If a holder converts its notes, it shall be required to pay any documentary, stamp or similar issue or transfer tax or fee or tax on capital gains due upon the issuance and delivery of ADSs upon the conversion. If a holder converts its notes, it shall be required to pay, prior to the issuance of ADSs, the applicable fees and expenses of the depositary for the issuance of ADSs as described in the deposit agreement.

Delivery of our ADSs will occur as promptly as practicable following the conversion date, but in no event later than 45 days (in the case of any conversion date occurring prior to the last record date before a redemption date or the maturity date) or 10 days (in the case of any conversion date occurring on or after the last record date before the redemption date or the maturity date) after the conversion date. It is expected that any newly issued ADSs will be accepted into the book-entry system maintained by DTC, and no person receiving ADSs shall receive or be entitled to receive physical delivery of ADSs, except in the limited circumstances set forth in the deposit agreement. ADS holders may not surrender their ADSs to the depositary for the purpose of withdrawing the deposited shares until we have confirmed to the depositary that we have received confirmation from the Indian Stock Exchanges that the underlying equity shares have been listed for trading thereon and have therefore become listed shares and such equity shares have been dematerialized. We expect (i) to receive the confirmation from the Indian Stock Exchanges of the listing of the equity shares underlying the ADSs approximately 45 days after the issuance of the equity shares underlying the ADSs (in the case of any conversion date occurring prior to the last record date before a redemption date or the maturity date) or 10 days after the issuance of the equity shares underlying the ADSs (in the case of any conversion date occurring on or after the last record date before the redemption date or the maturity date) and (ii) the equity shares underlying the ADSs to be dematerialized in the account of the custodian approximately 10 business days following receipt by the depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges. The depositary will process applications for withdrawal of ADSs for cancellation on a first come, first served basis and only to the extent of the number of listed shares deposited at that time with the custodian.

We will agree to take all such actions and obtain all such approvals and registrations with respect to the conversion of the notes into ADSs and the issuance of such ADSs representing equity shares upon deposit of such equity shares in the ADS facility.

If our ADS facility maintained with the depositary is terminated for any reason, but such event does not constitute a “termination of trading” (as defined below under “— Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) because our equity shares or ADSs substantially identical to the current ADSs are then listed for trading on the NYSE or another U.S. national securities exchange, the notes will become convertible into our equity shares or such substantially identical ADSs. In such case, all references to our ADSs will be deemed to refer to our equity shares or such substantially identical ADSs, all references to the “closing sale price” of our ADSs will be deemed to refer to the “closing sale price” of our equity shares or such substantially identical ADSs, and other appropriate adjustments will be made to reflect such change.

No fractional ADSs or securities representing fractional ADSs will be issued upon conversion. Any fractional interest in an ADS resulting from conversion will be paid in cash, on the settlement date, based on the closing sale price of our ADSs on the trading day immediately preceding the conversion date. The number of full ADSs that will be issuable upon conversion will be computed on the basis of the aggregate principal amount of the notes surrendered for conversion.

The term “trading day” means, with respect to the ADSs, a day during which trading in securities generally occurs on the NYSE or, if our ADSs are not listed on the NYSE, such other principal United States national securities exchange on which our ADSs are listed, provided a trading day shall only include those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system. If our ADSs are not listed on a United States national securities exchange, “trading day” will mean business day.

The “closing sale price” of our ADSs on any date means the closing sale price of our ADSs (or if no closing sale price is reported, the average of the closing bid price and the closing ask price or, if more than one, in either case, the average of the average of the closing bid prices and the average of the closing ask prices) on such date as reported on the NYSE or, if our ADSs are not listed on the NYSE, on the principal other United States national securities exchange on which such ADSs are traded or, if such ADSs are not listed on a United States national securities exchange, as reported by the principal other market on which our ADSs are then traded. In the absence of the foregoing, the closing sale price will be an amount determined in good faith by our board of directors to be the fair value of such ADSs, and such determination shall be conclusive.

Conversion Procedures

To convert interests in a global note, a holder must comply with the applicable procedures of DTC and pay (i) if required, funds equal to interest payable on the next interest payment date, (ii) any documentary, stamp or similar issue or transfer tax or fee upon the issuance and delivery of ADSs upon conversion and

(iii) the applicable fees and expenses of the depositary for the issuance of ADSs as described under the deposit agreement.

To convert a certificated note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver a copy of the conversion notice by facsimile with an original to follow to the conversion agent;

•	surrender the note to the conversion agent at its principal corporate office;

•	if required, pay interest as provided in the third succeeding paragraph;

•	if required by the conversion agent, furnish appropriate endorsements, signature guarantees and transfer documents;

•	if required, furnish written acknowledgements, certifications and agreements in connection with the issuance of ADSs by the depositary upon deposit of our equity shares;

•	if required, pay any documentary, stamp or similar issue or transfer tax or fee or tax on capital gain due upon the issuance and delivery of ADSs upon conversion; and

•	prior to the issuance of ADSs, pay the applicable fees and expenses of the depositary for the issuance of ADSs as described under the deposit agreement.

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the Indenture to convert such note unless such date occurs during a Closed Period or after the holder has submitted, but not validly withdrawn, a fundamental change purchase notice with respect to such note. Any holder who deposits a conversion notice during a Closed Period (i) will not be permitted to convert the notes into ADSs (as specified in the conversion notice) until the next business day after the end of that Closed Period (even if such business day occurs after the redemption date or the maturity date), which (if all other conditions to conversion have been fulfilled) will be the conversion date for such notes; and (ii) will be permitted to withdraw such conversion notice prior to the conversion date for such notes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid in full by the ADSs received by the holder on conversion. Our delivery of equity shares to the depositary for the issuance to the holder of the full number of ADSs into which the note is convertible, together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Holders of notes at 5:00 p.m., New York City time, on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after 5:00 p.m., New York City time, on such regular record date. However, notes surrendered for conversion by a holder during the period subsequent to 5:00 p.m., New York City time, on any regular record date and prior to 9:00 a.m., New York City time, on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that has accrued and will be paid on the notes being converted (whether or not the converting holder was the holder of record on the relevant regular record date); provided, however, that no such payment need be made:

(1) if we have specified a fundamental change purchase date that falls on or after a regular record date and on or prior to the corresponding interest payment date;

(2) if we have specified a redemption date or a tax redemption date that is after a regular record date and on or prior to the corresponding interest payment date;

(3) if notes have been surrendered for conversion following the regular record date immediately preceding the maturity date; or

(4) to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

For the avoidance of doubt, interest paid on the redemption date, tax redemption date or the maturity date will be paid to the holder of record on the regular record date if such note has been surrendered for conversion following the regular record date immediately preceding the redemption date, the tax redemption date or the maturity date, as the case may be.

For a discussion of the tax treatment of a conversion of the notes, see “Taxation — Certain United States Federal Income Tax Considerations — Conversion of Notes.”

In accordance with the deposit agreement, dated June 18, 2007, by and among Sterlite, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs previously issued thereunder, we will undertake to deliver to the custodian thereunder, subject to any limitations then imposed by Indian laws and regulations, such equity shares required for issuance of the ADSs by the depositary upon conversion of the notes, plus delivery instructions for ADSs representing the applicable equity shares, a letter of consent in connection with any such deposit of equity shares and any other documentation required by the custodian and the depositary in connection with each deposit of equity shares and issuance of ADSs. The delivery of ADSs by the depositary to converting holders or their designees will be governed by the terms of the deposit agreement.

Conversion Rate Adjustments

As of the date of this prospectus supplement, each ADS represents one equity share. If the number of our equity shares represented by ADSs is changed, we will make appropriate adjustments to the conversion rate such that the number of equity shares represented by ADSs upon which conversion of the notes is based remains the same. For the avoidance of doubt, if any event described below results in a change to the number of our equity shares represented by ADSs, then such a change shall be deemed to satisfy our obligation to effect the relevant conversion rate adjustment on account of such an event to the extent to which such change reflects what a corresponding change to the conversion rate would have been on account of such an event.

We will adjust the conversion rate for the events described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of ADSs and solely as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held a number of ADSs equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder.

(1) If we issue our equity shares to all or substantially all holders of our equity shares as a dividend or distribution on equity shares, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 × OS1 / OS0

where,

CR0 = the conversion rate in effect immediately prior to 9:00 a.m., New York City time, on the record date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after 9:00 a.m., New York City time, on the record date for such dividend or distribution;

OS0 = the number of equity shares outstanding immediately prior to 9:00 a.m., New York City time, on the record date for such dividend or distribution; and

OS1 = the number of equity shares outstanding immediately after giving effect to such dividend and solely as a result of such dividend or distribution.

Any adjustment made pursuant to this clause (1) will become effective immediately prior to 9:00 a.m., New York City time, on the record date. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the conversion rate will again be adjusted, effective as of the date our board of directors publicly announces its decision not to make such dividend or distribution, to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we effect an equity share split or equity share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 × OS1/ OS0

where,

CR0 = the conversion rate in effect immediately prior to 9:00 a.m., New York City time, on the effective date of such equity share split or equity share combination;

CR1 = the conversion rate in effect immediately after 9:00 a.m., New York City time, on the effective date of such equity share split or equity share combination;

OS0 = the number of equity shares outstanding immediately prior to 9:00 a.m., New York City time, on the effective date of such equity share split or equity share combination; and

OS1 = the number of equity shares outstanding immediately after and solely as a result of such equity share split or equity share combination.

Any adjustment made pursuant to this clause (2) will become effective immediately prior to 9:00 a.m., New York City time, on the effective date of such equity share split or equity share combination.

(3) If we issue rights (other than rights issued pursuant to a shareholder’s rights plan) or warrants to all or substantially all holders of our equity shares entitling them (for a period expiring within 45 days after such issuance) to subscribe for or purchase equity shares (or securities convertible into equity shares) at a price per equity share (or having a conversion price per equity share) less than the average closing sale price of our ADSs divided by the number of equity shares then represented by one ADS for the 10 consecutive trading day period ending on the trading day immediately preceding the first public announcement of the issuance of such rights or warrants, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 × (OS0 + X)/(OS0 + Y)

where,

CR0 = the conversion rate in effect immediately prior to 9:00 a.m., New York City time, on the record date for such issuance;

CR1 = the conversion rate in effect immediately after 9:00 a.m., New York City time, on the record date for such issuance;

OS0 = the number of equity shares outstanding immediately prior to 9:00 a.m., New York City time, on the record date for such issuance;

X = the total number of equity shares issuable pursuant to such rights or warrants; and

Y = the number of equity shares equal to the quotient of (x) the aggregate price payable to exercise such rights or warrants (expressed in US dollars based on the spot exchange rate determined by our board of directors) divided by (y) the quotient of (A) the average of the closing sale prices of our ADSs over the 10 consecutive trading day period ending on the trading day immediately preceding the first announcement of the issuance, divided by (B) the number of equity shares then represented by one ADS.

Any adjustment made pursuant to this clause (3) will become effective immediately prior to 9:00 a.m., New York City time, on the record date for such issuance. If such rights or warrants described in this clause (3) are not so issued, the conversion rate will again be adjusted, effective as of the date our board of directors publicly announces its decision not to issue such rights or warrants, to be the conversion rate that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or equity shares (or securities convertible into equity shares) are not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the conversion rate shall be readjusted to the conversion rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of equity shares (or securities convertible into equity shares) actually delivered. In determining the aggregate price payable to exercise such rights or warrants, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration if other than cash shall be determined by our board of directors.

(4) If we make a dividend or other distribution to all or substantially all holders of our equity shares of our capital stock, evidences of indebtedness or other assets of ours, including securities but excluding:

•	any dividends or distributions referred to in clause (1) above;

•	any rights and warrants referred to in clause (3) above;

•	any dividends or distributions referred to in clause (5) below;

•	any dividends and distributions in connection with a reorganization event (as defined herein); or

•	any spin-offs to which the provisions set forth below in this clause (4) shall apply,

(the “distributed securities”), then in each such case the conversion rate will be adjusted based the following formula:

CR1 = CR0 × SP0 / (SP0 − FMV)

where,

CR0 = the conversion rate in effect immediately prior to 9:00 a.m., New York City time, on the record date for such distribution;

CR1 = the conversion rate in effect immediately after 9:00 a.m., New York City time, on the record date for such distribution;

SP0 = the average of the closing sale prices of our ADSs over the 10 consecutive trading day period ending on the trading day immediately preceding the ex-dividend date for such distribution, divided by the number of equity shares then represented by one ADS; and

FMV = the fair market value (as determined in US dollars by our board of directors) on the record date for such distribution of the shares of capital stock, evidences of indebtedness or other assets distributed with respect to each outstanding equity share.

Any such adjustment made pursuant to this clause (4) will become effective immediately prior to 9:00 a.m., New York City time, on the record date for such distribution. In the event that such dividend or distribution described in this clause (4) is not so paid or made, the conversion rate will again be adjusted, effective as of the date our board of directors publicly announces its decision not to make such dividend or distribution, to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

With respect to any rights or warrants (the “rights”) that may be issued or distributed pursuant to any rights plan of ours currently in effect or that we implement after the date of the Indenture (a “rights plan”), in lieu of any adjustment required upon conversion of the notes into ADSs, to the extent that such rights plan is in effect upon such conversion, the holders of notes will receive, with respect to the ADSs (or the equity shares represented thereby) issued upon conversion, the rights described therein (whether or not the rights have separated from the ADSs (or the equity shares represented thereby) at the time of conversion), subject to the limitations set forth in and in accordance with any such rights plan; provided that, in the case of our current rights plan or a future rights plan to the extent applicable, if, at the time of conversion, however, the rights have separated from the ADSs (or the equity shares represented thereby) in accordance with the provisions of the rights plan so that holders would not be entitled to receive any rights in respect of the ADSs issuable upon conversion of the notes as a result of the timing of the conversion date, the conversion rate will be adjusted as if we distributed to all holders of ADSs distributed securities, subject to appropriate readjustment in the event of the expiration, termination, repurchase or redemption of the rights. Any distribution of rights or warrants pursuant to a rights plan complying with the requirements set forth in the immediately preceding sentence of this paragraph will not constitute a distribution of rights or warrants. Other than as specified in this clause (4), there will not be any adjustment to the conversion rate as the result of the issuance of any rights, the distribution of separate certificates representing such rights, the exercise or redemption of such rights in accordance with any rights plan or the termination or invalidation of any rights.

If the transaction that gives rise to an adjustment pursuant to this clause (4) is, however, one pursuant to which the payment of a dividend or other distribution on our equity shares consists of shares of capital stock of any class or series of, or similar equity interest in, a subsidiary or other business unit of ours (a “spin-off”) that are, or, when issued will be, traded or listed on the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or any other U.S. national securities exchange or market, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 × (FMV0 + MP0) / MP0

where,

CR0 = the conversion rate in effect at 5:00 p.m., New York City time, on the last trading day of the valuation period (as defined below);

CR1 = the conversion rate in effect immediately after 5:00 p.m., New York City time, on the last trading day of the valuation period;

FMV0 = the average of the closing sale prices of the capital stock or similar equity interest distributed to holders of our equity shares applicable to one equity share over the first 10 consecutive trading-day period beginning on and including the fifth trading day after the effective date of the spin-off (the “valuation period”); and

MP0 = the average of the closing sale prices of our ADSs over the valuation period, divided by the then applicable number of equity shares then represented by one ADS.

Any such adjustment made pursuant to this clause (4) will occur on the fifteenth trading day from, and including, the effective date of the spin-off. As a result, any conversion within the 15 trading days following the effective date of any spin-off will be deemed not to have occurred until the end of such 15 trading-day period.

(5) If we, by dividend or otherwise, at any time distribute to all or substantially all holders of our equity shares a payment consisting exclusively of cash (excluding any dividend or distribution upon a reorganization event) (a “triggering distribution”), the conversion rate will be increased based on the following formula:

CR1 = CR0 × (SP0 − T)/(SP0 − C)

where

CR0 = the conversion rate in effect immediately prior to 9:00 a.m., New York City time, on the record date for such triggering distribution;

CR1 = the conversion rate in effect immediately after 9:00 a.m., New York City time, on the record date for such triggering distribution;

SP0 = the average of the closing sale prices of our ADSs over the 10 consecutive trading day period ending on the trading day immediately preceding the ex-dividend date for such triggering distribution, divided by the number of equity shares then represented by one ADS;

T = the dividend threshold amount, which shall initially be $0.09 per year and which amount shall be appropriately adjusted from time to time for any share dividends on, or subdivisions or combinations of, our equity shares; provided, that if a conversion rate adjustment is required to be made as a result of a distribution that is not a yearly dividend either in whole or in part, the dividend threshold amount shall be deemed to be zero; and

C = the amount of such triggering distribution per equity share that we distribute to holders of our equity shares (expressed in US dollars based on the spot exchange rate determined by our board of directors).

Any increase made pursuant to this clause (5) will become effective immediately prior to 9:00 a.m., New York City time, on the record date for such triggering distribution. In the event that such triggering distribution described in this clause (5) is not so paid or made, the conversion rate will again be adjusted effective as of the date our board of directors publicly announces its decision not to make such triggering distribution to be the conversion rate that would then be in effect if such triggering distribution had not been declared.

(6) If we, any of our subsidiaries, or Vedanta Resources plc or its subsidiaries, makes a payment in respect of a tender offer or exchange offer for our equity shares, if (a) the cash and value of any other consideration included in the payment per equity share (expressed in US dollars based on the spot exchange rate determined by our board of directors) exceeds (b) the closing sale price of our ADSs on the trading day immediately following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer divided by the number of equity shares then represented by one ADS, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 × (AC + (SP1 × OS1)) / (SP1 × OS0)

where,

CR0 = the conversion rate in effect on the day immediately prior to 9:00 a.m., New York City time, on the effective date of the adjustment;

CR1 = the conversion rate in effect immediately following 9:00 a.m., New York City time, on the effective date of the adjustment;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for equity shares purchased in such tender offer or exchange offer;

OS0 = the number of equity shares outstanding immediately prior to the date such tender offer or exchange offer expires;

OS1 = the number of equity shares outstanding immediately after the date such tender offer or exchange offer expires (after giving effect to the purchase or exchange of equity shares pursuant to such tender or exchange offer) ; and

SP1 = the average of the closing sale prices of our ADSs over the 10 consecutive trading day period commencing on the trading day immediately following the date such tender offer or exchange offer expires (the “offer valuation period”) divided by the number of equity shares then represented by one ADS.

Any adjustment made pursuant to this clause (6) will become effective immediately after 5:00 p.m., New York City time, on the last trading day of the relevant offer valuation period. As a result, any conversion within an offer valuation period will be deemed not to have occurred until the end of such offer period. In the event that we or one of our subsidiaries are obligated to purchase equity shares pursuant to any such tender offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the conversion rate will again be adjusted to be the conversion rate which would have been in effect based upon the number of shares actually purchased, if any. Except as provided in the immediately preceding sentence, if the application of this clause (6) to any tender offer would result in a decrease in the conversion rate, no adjustment shall be made for such tender offer under this clause (6).

“Ex-dividend date” means the first date on which our ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive the relevant dividend, distribution or issuance.

“Record date” means the date on which holders of record of ADSs become entitled to receive the relevant dividend, distribution or issuance; provided that the deposit agreement relating to the ADS facility then outstanding shall specify that reasonable efforts will be made to establish such a date as closely as possible to the applicable date on which holders of the equity shares underlying the ADSs become entitled to receive such dividend, distribution or issuance. For the avoidance of doubt, none of the adjustments contemplated in clauses (1) through (5) above shall become effective unless there is set a record date or an effective date for the holders of ADSs with respect to the underlying event.

Except with respect to a spin-off, in cases where the fair market value of assets (including cash), debt securities or certain rights, warrants or options to purchase our securities, as to which clauses (3) or (4) above apply, applicable to one equity share, distributed to holders of our equity shares:

•	equals or exceeds the average of the closing sale price of our ADSs, divided by the number of equity shares then represented by each ADS, during the 10 consecutive trading day period ending on the trading day immediately preceding the record date for such distribution; or

•	such average of the closing sale prices exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holders of notes will be entitled to receive upon conversion, in addition to the ADSs, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

For United States federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Taxation — Certain United States Federal Income Tax Considerations.”

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of our equity shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of our equity shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our equity shares; or

•	for accrued and unpaid interest, if any.

We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate in effect at such time, provided, however, that we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. Notwithstanding the foregoing sentence, all adjustments not previously made will be made, regardless of whether the aggregate adjustment is less than 1%, (i) annually, upon each anniversary of the date of first issuance of the notes, (ii) upon conversion on the conversion date, (iii) upon redemption on the redemption date, and (iii) upon maturity on the maturity date, as applicable.

Except as stated above, the conversion rate will not be adjusted for the issuance of our equity shares or any securities convertible into or exchangeable for our equity shares or carrying the right to purchase our equity shares or any such security.

Whenever any provision of the Indenture will require us to calculate closing sale prices over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

The Indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 business days. In that case we will give at least 15 calendar days’ notice of such increase. We may also make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our equity shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Notwithstanding the foregoing, in no event shall (i) the conversion rate as adjusted on account of a change of control transaction in the manner set forth in “— Adjustment to Conversion Rate Upon a Change of Control” exceed 58.9445 ADSs per $1,000 principal amount of notes, subject to adjustment as described under “— Conversion Rate Adjustments”; (ii) the conversion rate as adjusted exceed the conversion rate limit of 57.1428 ADSs per $1,000 principal amount of notes, which is equivalent to a conversion price of $17.50 per ADS, the minimum conversion price per ADS as determined pursuant to the regulations prescribed by the Ministry of Finance and has been determined based on the minimum conversion price of Rs.803.29 and the RBI exchange rate of Rs.45.91 to $1.00; or (iii) the conversion rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance, the RBI or any other regulatory or governmental authority in India. For the avoidance of doubt, the foregoing limitations apply equally to any adjustment that we may effect through a change to a number of equity shares represented by ADSs (except for stock splits).

To the extent any adjustment to the conversion rate (or the ADS to the underlying share ratio) to be made as a result of the occurrence of a transaction described above in clauses (1) through (6) above (the occurrence of each such adjustment, an “adjustment event”) is limited by clause (ii) or (iii) of the immediately preceding paragraph, we will make an additional cash interest payment per $1,000 principal amount of notes in US dollars to each holder of the notes, within five business days of the occurrence of such adjustment event, in an amount equal to the product of (1) the difference between (i) the conversion rate per $1,000 principal amount of notes that would have been obtained as a result of the occurrence of an adjustment event (but without giving effect to the limitation under clause (ii) or (iii) of the immediately preceding paragraph) and (ii) the conversion rate per $1,000 principal amount of notes that was obtained as a result of the occurrence of an adjustment event (after giving effect to the limitation under clause (ii) or (iii) of the immediately preceding paragraph) and (2) the average of the closing sale prices of our ADSs over the 10 consecutive trading day period ending on date on which such conversion rate adjustment is required to be made; provided that in no event shall such additional interest be paid if the payment of the additional interest together with the regular interest payments (including any Additional Amounts and additional amounts payable under “Events of Default”) on the notes would cause the effective interest rate per annum on the notes to exceed the prescribed ceiling on “all-in cost” prescribed by the RBI for external commercial borrowings with an average maturity period of more than five years; and provided further in the event the payment of such additional interest is prohibited by applicable law, we will not declare the adjustment event that could have caused us to adjust the conversion rate.

Reorganization Events

In the case of the following events (each, a “reorganization event”):

•	any recapitalization, reclassification or change of our equity shares, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange,

in each case as a result of which holders of our equity shares (including equity shares represented by ADSs) are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our equity shares (including equity shares represented by ADSs), from and after the effective date of such transaction, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reorganization event had such notes been converted into our ADSs immediately prior to such reorganization event, except that if such transaction constitutes a change of control, such holders will not convert at an increased conversion rate if such holder does not convert its notes “in connection with” the relevant change of control. In the event holders of our ADSs have the opportunity to elect the form of consideration to be received in such reorganization event, the notes will be convertible into the weighted average of the kind and amount of consideration received by the holders of our ADSs that affirmatively make such an election or, if no holders of our ADSs actually make such election, the types and amount of consideration actually received by such holders. We may not become a party to any such transaction unless its terms are materially consistent with the preceding. None of the foregoing provisions shall affect the right of a holder to convert its notes prior to the effective date of such transaction.

Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder

If a fundamental change (as defined below) occurs, each holder of notes will have the right, subject to RBI approval and to the terms and conditions of the Indenture, to require us to repurchase for cash all or any portion of that holder’s notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the fundamental change purchase date, that is not less than 30 nor more than 45 business days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such fundamental change purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date, and the fundamental change purchase price will be reduced by such interest amount.

As soon as practicable following the announcement of such transaction, but in no event later than 15 business days after the occurrence of a fundamental change, we are required to give notice to all holders of notes, as provided in the Indenture, of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the Indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the fundamental change purchase date a fundamental change purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the Indenture.

If the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remain subject to the fundamental change purchase notice.

In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-l, and any other tender offer rules under the Securities Exchange Act of 1934, or the Exchange Act, which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes.

Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note either in certificated form or book-entry transfer, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the note.

If the paying agent holds cash sufficient to pay the fundamental change purchase price of the note on the fundamental change purchase date in accordance with the terms of the Indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

A “fundamental change” will be deemed to have occurred upon a “change of control” or a “termination of trading,” each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person (other than Vedanta Resources plc) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of our shares entitling that person to exercise more than 50% of the total voting power of all of our shares entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or the acquisition by Vedanta Resources plc of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of our shares entitling Vedanta Resources plc to exercise 90% or more of the total voting power of all of our shares entitled to vote generally in elections of directors; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of our outstanding equity shares (other than any sale, lease, or other transfer in one transaction or in a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole), or

•	pursuant to which holders of our equity shares immediately prior to the transaction have the entitlement to exercise, directly or indirectly, more than 50% of the total voting power of all our equity shares entitled to vote generally in the election of directors of the continuing or surviving person or transferee or the parent thereof immediately after the transaction; or

•	any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding equity shares into shares of common stock of the surviving entity.

Notwithstanding the foregoing, it will not constitute a change of control if more than 90% of the consideration for our equity shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of securities traded on a U.S. national securities exchange, including the NYSE, or which will be so traded when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the notes become convertible solely into such securities.

A “termination of trading” will be deemed to have occurred if our ADSs (or substantially identical ADSs) are not listed or approved for trading on the NYSE or another U.S. national securities exchange or market and our equity shares are not so listed or approved for trading.

For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, or the SEC, under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The definition of “change of control” includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under New York law, which governs the Indenture and the notes, or under the laws of India, Sterlite’s jurisdiction of organization. Accordingly, the ability of a holder to require us to repurchase the notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets to another person may be uncertain.

No notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.

The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’) outstanding indebtedness. The incurrence of significant amounts of additional indebtedness could adversely affect our ability to service our then existing indebtedness, including the notes.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of future indebtedness. Further, we may not have the financial resources, or be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the Indenture. Any such default may, in turn, cause a default under future indebtedness.

Under current RBI regulations applicable to convertible notes, we are required to obtain prior approval of the RBI before providing notice for or effecting any repurchase or redemption of the notes prior to the maturity date; such approval may not be forthcoming.

Adjustment to Conversion Rate Upon a Change of Control

If, and only to the extent you elect to convert your notes in connection with a change of control, as defined above under section titled “— Fundamental Change Permits Repurchase of Notes By Us at the Option of the Holder,” pursuant to which 10% or more of the consideration for our equity shares and/or ADSs (other than cash payments for fractional equity shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the conversion rate will be increased by an additional number of ADSs as described below. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a change of control if the conversion notice is received by the conversion agent during the period from the effective date of such change of control to 5:00 p.m., New York City time, on the business day immediately preceding the related fundamental change purchase date.

The number of additional ADSs by which the conversion rate is increased (the “additional ADSs”) will be determined by reference to the table below and is based on the date on which the change of control becomes effective, which we refer to as the “effective date,” and the price (converted into US dollars at an exchange rate selected by our board of directors), which we refer to as the “ADS price,” paid per equity share in the transaction constituting the change of control, multiplied by the number of equity shares then represented by each ADS, subject to adjustment as described below. If holders of our equity shares receive only cash in the change of control, the ADS price shall be the cash amount paid per equity share, multiplied by the number of equity shares then represented by each ADS. In all other cases, the ADS price shall be equal to the average of the closing prices of our ADSs for the 10 trading day period ending on the trading day immediately preceding the effective date.

The following table sets forth the number of additional ADSs by which the conversion rate for the notes shall be increased:

	Effective Date
	October 15,	October 30,	October 30,	October 30,	October 30,	October 30,
ADS Price	2009	2010	2011	2012	2013	2014

$16.97	16.0757	16.0757	16.0757	16.0757	16.0757	16.0757
$17.50	15.0756	14.9830	14.9472	15.0445	14.6610	14.274
$18.00	14.2137	14.0393	13.8944	13.8881	13.3855	12.6868
$19.00	12.6782	12.3610	12.0167	11.8200	11.1337	9.7628
$20.00	11.3564	10.9208	10.4045	10.0307	9.2300	7.1312
$22.50	8.7743	8.1311	7.2893	6.4836	5.6482	1.5756
$25.00	6.9336	6.1781	5.1459	3.8627	3.2331	0.0000
$30.00	4.5939	3.7883	2.6618	0.2392	0.1585	0.0000
$35.00	3.2548	2.5103	1.4996	0.0000	0.0000	0.0000
$40.00	2.4344	1.7872	0.9516	0.0000	0.0000	0.0000
$45.00	1.9000	1.3510	0.6776	0.0000	0.0000	0.0000
$50.00	1.5326	1.0699	0.5294	0.0000	0.0000	0.0000
$60.00	1.0669	0.7383	0.3729	0.0000	0.0000	0.0000
$80.00	0.5946	0.4176	0.2212	0.0000	0.0000	0.0000

The actual ADS price and effective date may not be set forth on the table, in which case, if the actual ADS price on the effective date is between two ADS prices on the table or the actual effective date is between two effective dates on the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the two ADS prices and the two effective dates, as applicable, based on a 365-day year. If the ADS price:

•	exceeds $80.00 per ADS, subject to adjustment as described below, the conversion rate will not be increased; and

•	is less than $16.97 per ADS, subject to adjustment as described below, the conversion rate will not be increased.

The ADS prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as described above under “— Conversion Rights — Conversion Rate Adjustments.” The adjusted ADS prices will equal the ADS prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the ADS price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional ADSs set forth in the table above will be adjusted in the same manner as and as of any date on which the conversion rate is adjusted as described above under “— Conversion Rights — Conversion Rate Adjustments.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Notwithstanding the foregoing, in no event shall (i) the conversion rate as adjusted on account of a change of control transaction in the manner set forth above exceed 58.9445 ADSs per $1,000 principal amount of notes, subject to adjustment as described under “— Conversion Rights — Conversion Rate Adjustments”; (ii) the conversion rate as adjusted exceed the conversion rate limit of 57.1428 ADSs per $1,000 principal amount of notes, which is equivalent to a conversion price of $17.50 per ADS, the minimum conversion price per ADS as determined pursuant to the regulations prescribed by the Ministry of Finance and has been determined based on the minimum conversion price of Rs. 803.29 and the RBI exchange rate of Rs. 45.91 to $1.00; or (iii) the conversion rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of any applicable law or subject to approval of the Ministry of Finance, the RBI or any other regulatory or governmental authority in India. For the avoidance of doubt, the foregoing limitations apply equally to any adjustment that we may effect through a change to a number of equity shares represented by ADSs (except for stock splits).

Events of Default and Acceleration

The following are events of default under the Indenture:

•	default in the payment of any principal amount, redemption price or fundamental change purchase price due with respect to the notes, when the same becomes due and payable;

•	default in payment of any interest (including additional interest, if any) under the notes, which default continues for 30 days after the date when due;

•	default in the delivery when due of ADSs deliverable upon conversion with respect to the notes, which default continues for three days after such scheduled delivery date;

•	our failure to give a fundamental change notice as described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes” when due;

•	our failure to comply with any of our other agreements in the notes or the Indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default in the payment of principal by the end of any applicable grace period resulting in acceleration of other indebtedness of Sterlite for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries (as defined in Article 1, Rule 1-02 of Regulation S-X).

If an event of default shall have happened and be continuing, the trustee may, and at the request of holders of not less than 25% in aggregate principal amount of the notes then outstanding shall, declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Notwithstanding the foregoing, the Indenture will provide that the sole remedy for an event of default relating to the failure to comply with the reporting obligations under the Indenture, which are described below under “— Reports,” and for any failure to comply with the requirements under Section 314(a)(1) of the Trust Indenture Act which also relate to provision of reports, will for the 180 calendar days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. Any additional interest is subject to the effective interest rate per annum on the notes not exceeding the ceiling on “all-in-cost” prescribed by the RBI for external commercial borrowings with an average maturity period of more than five years. The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the Indenture first occurs to, but not including, the 180th calendar day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 180th calendar day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 180th calendar day), such additional interest will cease to accrue and on such 180th calendar day the notes will be subject to acceleration as provided above if the event of default is continuing. The provisions of the Indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. For the avoidance of doubt, the additional interest shall not begin accruing until we fail to perform the reporting covenant for a period of 60 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of notes then outstanding.

The holders of a majority in aggregate principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

No holder of notes may pursue any remedy under the Indenture, except in the case of a default due to the non-payment of principal of, or interest on, such notes, unless:

(1) such holder has previously given the trustee written notice that an event of default is continuing;

(2) holders of at least 25% of the principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any costs, expenses and liabilities; and

(4) the trustee fails to comply with such request within 60 days after the receipt of the request and the offer of security or indemnity.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The Indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the Indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, or interest on, any note, the trustee may withhold notice if and so long as a responsible officer of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

If an Event of Default upon the notes were to occur and a judgment subsequently was obtained in favor of the holders of notes in an action brought in the United States, enforcement in India of such a judgment or of the noteholders’ rights under the notes may be subject to significant delays. Indian judicial processes (including those required to obtain judgment on debt obligations, to seek judicial enforcement of such judgments and to compel the winding up of companies) can be very lengthy, often requiring many years to resolve. Subject to certain conditions, Indian companies facing significant financial difficulties can seek rehabilitation, and protection from creditors, under the Sick Industrial Companies (Special Provisions) Act, 1985 (or any successor thereto, including the Companies Act, 1956).

Consolidation, Merger or Sale of Assets

The Indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, other than to one or more of our wholly-owned subsidiaries, unless:

•	Sterlite is the continuing corporation or the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of India or the United States or any state thereof or the District of Columbia, and such person assumes all our obligations under the notes and the Indenture;

•	after giving effect to the transaction, no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the Indenture are met.

Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the Indenture. This covenant includes a phrase relating to the conveyance, transfer or lease of our properties and assets substantially as an entirety. There is no precise, established definition of the phrase “substantially as an entirety” under New York law, which governs the Indenture and the notes, or under the laws of India, Sterlite’s jurisdiction of organization.

Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the notes of such holder as described above.

An assumption of our obligations under the notes and the Indenture by such person might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Additional Amounts

All payments made by us or any successor to us under or with respect to the notes, including delivery of ADSs upon conversion, will be made net of a withholding tax rate of 10.5575% (the “Base Rate”). Accordingly, we will pay to the holder of each note such additional amounts (“Additional Amounts”) on all payments made by us or any successor to us under or with respect to the notes, including delivery of ADSs, to ensure that the net amount received by the holder (after deducting any taxes on the Additional Amounts) shall equal the amount which would have been received by such holder had withholding or deduction of tax at the Base Rate not been required. In addition, if withholding or deduction for, or on account of, any other present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within India or any other jurisdiction in which we or any successor are organized or resident for tax purposes or through which payment is made by or on behalf of Sterlite or by or within any jurisdiction as a result of our or our successor’s becoming a fiscally transparent entity with respect to any holder (through merger, consolidation or otherwise) (or any political subdivision or taxing authority of or in any of the foregoing) (each, as applicable, a “Relevant Jurisdiction”) is required by law or by regulation or governmental policy having the force of law on any payments made by us or any successor to us under or with respect to the notes, including payments upon redemption of the notes or on delivery of ADSs upon conversion, we will pay to the holder of each note such excess additional amounts (“Excess Additional Amounts”) as may be necessary to ensure that the net amount received by the holder after such additional withholding or deduction (and after deducting any taxes on the Excess Additional Amounts) shall equal the amounts which would have been received by such holder had no such additional withholding or deduction been required, except that no Excess Additional Amounts shall be payable:

(1) for or on account of:

(a) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(i) the existence of any present or former connection between the holder or beneficial owner of such note, and the Relevant Jurisdiction other than merely holding such note or the receipt of payments or the exercise of rights and obligations thereunder, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(ii) the presentation of such note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, and interest on, such note became due and payable pursuant to the terms thereof or was made or duly provided for; or

(iii) the failure of the holder or beneficial owner to comply with a timely request from us or any successor, addressed to the holder or beneficial owner, as the case may be, to provide information concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Jurisdiction, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Jurisdiction to reduce or eliminate any withholding or deduction as to which Excess Additional Amounts would have otherwise been payable to such holder;

(b) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charges that is payable otherwise than by withholding from payments under or with respect to the notes; or

(d) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) or (c);

(2) with respect to any payment of the principal of, or interest on, such note to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Excess Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.

Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any note, such mention shall be deemed to include payment of Additional Amounts and Excess Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts and Excess Additional Amounts are, were or would be payable in respect thereof.

Any such Additional Amount shall be subject to the ceiling on “all-in-cost” prescribed by the RBI for external commercial borrowings with an average maturity period of more than five years. As per the Master Circular on External Commercial Borrowings and Trade Credits (No. 07/2009-10) dated July 1, 2009 issued by the RBI, payment of withholding tax in Indian Rupees is presently excluded for calculating the “all-in-cost”.

Modification

The trustee and we may amend the Indenture or the notes with the written consent or affirmative vote of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the written consent or affirmative vote of the holder of each outstanding note affected by such change is required to:

•	alter the manner of calculation of interest (including additional interest) on the note or reduce the rate of accrual of interest (including additional interest) on the note or change the date of payment;

•	change the maturity date of the note;

•	reduce the principal amount, redemption price or fundamental change purchase price with respect to the note;

•	make any change that adversely affects the right to require us to purchase the note upon a fundamental change;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note;

•	change the currency of payment of principal of, or interest on, the note;

•	except as otherwise permitted by the Indenture, adversely affect the conversion rights of any holder of notes; or

•	change the provisions in the Indenture that relate to modifying or amending the Indenture.

For the avoidance of doubt, the only written consent or affirmative vote required to approve any of the foregoing changes is the written consent or affirmative vote of the holders of each note affected by such change; the written consent or affirmative vote of the holders of a majority in aggregate principal amount of the outstanding notes is not additionally required.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend the Indenture to:

•	provide for conversion rights of holders of notes in the event of any reorganization event;

•	evidence a successor to us and provide for the assumption by that successor of our obligations under the Indenture and the notes;

•	add to our covenants for the benefit of the holders of the notes, including adding one or more additional put rights in favor of the holders of notes, or to surrender any right or power conferred upon us;

•	secure our obligations or add guarantees in respect of the notes and the Indenture;

•	increase the conversion rate;

•	evidence and provide the acceptance of the appointment of a successor trustee under the Indenture;

•	make any change to comply with the requirements of the SEC in order to effect or maintain qualification of the Indenture under the Trust Indenture Act, as contemplated by the Indenture or otherwise;

•	provide for uncertificated notes in addition to or in place of certificated notes, provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	cure any ambiguity, omission, defect or inconsistency in the Indenture;

•	make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an opinion of counsel so long as such change does not adversely affect the rights of the holders of the notes in any material respect; provided, that any amendment made solely to conform the provisions of the Indenture to the description of the notes contained in this prospectus supplement will be deemed not to adversely affect the interests of the holders of the notes; or

•	conform the provisions of the Indenture to the “Description of Notes” section in this prospectus supplement.

The consent of the holders of notes is not necessary under the Indenture to approve the particular form of any proposed modification or amendment. It is sufficient if such consent approves the substance of the proposed modification or amendment. After a modification or amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such modification or amendment. However, the failure to give such notice to all holders, or any defect in the notice, will not impair or affect the validity of the modification or amendment.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the Indenture, as detailed in the Indenture; or

•	waive any past default under the Indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver ADSs, with respect to any note or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Repurchase and Cancellation

We may, to the extent permitted by law, and subject to relevant Indian laws and regulations, repurchase any notes on the open market or by tender offer at any price or by private agreement without prior notice to holders. Any notes repurchased by us may, at our option, be surrendered to the trustee for cancellation, but may not be reissued or resold by us. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Under current RBI regulations applicable to convertible notes, we are required to obtain prior approval of the RBI before providing notice for or effecting any repurchase or redemption of the notes prior to the maturity date; such approval may not be forthcoming.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at the maturity date, any redemption date (including a tax redemption date), a fundamental change purchase date, upon conversion or otherwise, cash or ADSs (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the Indenture.

Reports

We shall deliver to the trustee, within 15 calendar days after we would have been required to file with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. We also shall comply with the other provisions of Section 314(a) of the Trust Indenture Act.

No Shareholder Rights for Holders of Notes

Holders of the notes, as such, will not have any rights as shareholders of Sterlite (including, without limitation, voting rights and rights to receive any dividends or other distributions on our ADSs).

In addition, upon conversion of the notes, you will receive our ADSs. As a holder of ADSs, you will not be treated as a shareholder of Sterlite. For information about your rights as a holder of ADSs, see “Description of American Depositary Shares” in the accompanying prospectus.

Currency Indemnity

The US dollar is the sole currency of account and payment for all sums payable by us under the Indenture. Any amount received or recovered in a currency other than US dollars in respect of the notes (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in our winding-up or dissolution or otherwise) by the holder in respect of any sum expressed to be due to it from us will constitute a discharge of us only to the extent of the US dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that US dollar amount is less than the US dollar amount expressed to be due to the recipient under any note, we will indemnify the recipient against any loss sustained by it as a result. In any event we will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the holder to certify that it would have suffered a loss had an actual purchase of US dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of US dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from our other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note or any other judgment or order.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator, shareholder or partner of ours, as such, shall have any liability for any of our obligations under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy. In addition, such waiver and release may not be effective under the laws of India.

Calculations in Respect of Notes

We or our calculation agents are responsible for making all calculations called for under the Indenture and the notes. These calculations include, but are not limited to, determination of the closing sale price of our ADSs, accrued interest payable on the notes and the conversion rate of the notes. We or our calculation agents will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We or our calculation agents will provide a schedule of our calculations to the trustee, conversion agent, registrar and paying agent, and the trustee, conversion agent, registrar and paying agent are entitled to conclusively rely upon the accuracy of our calculations without independent verification and none of the trustee, conversion agent, registrar or paying agent will have any responsibility for making any such calculation.

Governing Law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Transfer and Exchange

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Information Concerning the Trustee, Paying Agent, Registrar and Conversion Agent

Wilmington Trust Company will be the trustee and Citibank, N.A., will be the registrar, paying agent and conversion agent under the Indenture for the notes.

Global Notes; Book-Entry Form

We will initially issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC, if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into ADSs should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the Indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

TAXATION

Certain United States Federal Income Tax Considerations

The following describes certain material United States federal income tax consequences to US Holders (defined below) under present law of the purchase, ownership and disposition of notes and ADSs into which the notes may be converted. This summary applies only to notes held as capital assets by US Holders who purchased notes on original issuance at their “issue price” (the first price at which a substantial portion of the notes is sold to persons other than bond houses, brokers, or similar persons or organization acting in the capacity of underwriters, placement agents or wholesalers) and with ADSs received by such US Holders upon conversion of such notes and held as capital assets. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this prospectus supplement and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all aspects of United States federal income taxes and does not deal with all tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	United States expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding notes or ADSs as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons holding notes or ADSs through partnership or other pass-through entities; and

•	persons whose “functional currency” is not the U.S. dollar.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-UNITED STATES AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES AND ADSs.

The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) has a valid election in effect under the applicable United States Treasury regulations to be treated as a domestic trust.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds notes or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership or other entity taxable as a partnership that holds notes or ADSs should consult their own tax advisors regarding the tax treatment of the ownership and disposition of notes or ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A US Holder of ADSs should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Payment of Interest

It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to the principal amount. In such case, subject to discussions under “— Potential Application of Contingent Payment Debt Instrument Rules”, the gross amount of interest on a note, including Additional Amounts and Excess Additional Amounts paid on such interest, will generally be taxable to a US Holder as ordinary income at the time it is paid or accrued in accordance with the US Holder’s method of accounting for tax purposes. Interest income on a note generally will constitute foreign source income and generally will constitute “passive category income” or, in the case of certain US Holders, “general category income,” for United States foreign tax credit purposes.

A US Holder should be able to claim a foreign tax credit (or, in lieu of such credit, deduction) with respect to Indian tax withheld from the payment of interest at the rate applicable to such US Holder, subject to applicable limitations. To the extent there is any excess withholding, however, a US Holder would not be able to claim such credit. A US Holder should be aware that the actual Indian withholding (as well as the corresponding Additional Amount) in respect of interest paid to such US Holder may be applied at a rate in excess of the rate applicable to such US Holder under the relevant law, potentially resulting in excess withholding. US tax rules governing the foreign tax credit are complex. US Holders should consult their advisor regarding the availability of the foreign tax credit and relevant limitations.

Potential Application of Contingent Payment Debt Instrument Rules

We are required to pay additional interest in certain circumstances described above under the heading “Description of Notes — Additional Amounts.” We are also required to pay additional cash interest to the extent any conversion rate adjustment exceeds a certain limit. See “Description of Notes — Conversion Rate Adjustments”. We believe (and the rest of this discussion assumes) that the amount of Additional Amounts we will be required to pay on the notes would generally be constant throughout the term of the notes and that there is only a remote possibility that we will be obligated to make any additional cash payments on the notes in connection with any adjustment in the conversion rate (or if any such additional cash payments are made that they will be considered “incidental”). Accordingly, we believe that the notes will not be treated as “contingent payment debt instruments” under applicable United States Treasury regulations. Assuming our position is respected, any such additional interest would generally be taxable to a US Holder at the time such payments are received or accrued, in accordance with the US Holder’s usual method of accounting for tax purposes, as discussed above.

Our determination that the notes are not contingent payment debt instruments is not binding on the United States Internal Revenue Service (the “IRS”). If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, a US Holder would be required, among other things, to accrue interest income, regardless of the US Holder’s method of accounting, at a rate substantially higher than the stated interest rate on the notes and to treat as taxable ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note and the entire amount of realized gain upon a conversion of a note. Our determination that the notes are not contingent payment debt instruments is binding on US Holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable United States Treasury regulations.

Disposition of Notes

Subject to the discussions under “— Potential Application of Contingent Payment Debt Instrument Rules” above and “— Passive Foreign Investment Company” below, and except as provided below under “— Conversion of Notes,” a US Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the US Holder’s tax basis in the note. A US Holder’s tax basis in a note generally will be the US Holder’s cost therefor, less any principal payments received by such holder. Such gain or loss generally will be United States source capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or other disposition such note has been held by such US Holder for more than one year. Long-term capital gain realized by a non-corporate US Holder will generally be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

In the event we are a passive foreign investment company, a US Holder generally may be taxed upon the sale, exchange, redemption or other taxable disposition of a note in the same manner that such US Holder would be taxed upon the sale, exchange, redemption or other taxable disposition of equity shares in a passive foreign investment company, except that the notes will not be eligible for the “mark-to-market” election. See the discussion under “— Passive Foreign Investment Company,” below.

Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, Indian income tax, if any, imposed upon capital gains in respect of the notes may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a redemption or other disposition of the notes and their ability to credit an Indian tax against their United States federal income tax liability.

Conversion of Notes

Subject to the discussions under “— Potential Application of Contingent Payment Debt Instrument Rules” above, a US Holder generally will not recognize any income, gain or loss upon conversion of a note into ADSs except with respect to ADSs received that are attributable to accrued interest (which will be taxable as ordinary interest income) and except with respect to cash received in lieu of a fractional ADS. Such US Holder’s tax basis in the ADSs received on conversion of a note will be the same as such US Holder’s adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional interest in an ADS), and the holding period for the ADS received on conversion will generally include the holding period of the note converted. However, a US holder’s tax basis in ADSs treated as attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such ADSs will begin on the day after the date the notes are converted.

Cash received in lieu of a fractional ADS upon conversion will be treated as a payment in exchange for the fractional ADS. Accordingly, a US Holder will generally recognize capital gain (measured by the difference between the cash received for the fractional ADS and such US Holder’s adjusted basis allocated to such fractional ADS) upon the receipt of cash in lieu of a fractional ADS. Any gain or loss recognized upon conversion or upon the receipt of cash in lieu of a fractional ADS generally will be long-term capital gain or loss if, at the time of conversion, the note had been held for more than one year. However, in the event we are a passive foreign investment company, a US Holder may be subject to tax on such gain in the same manner as if such gain were recognized on the sale of equity shares in a passive foreign investment company. See the discussion under “— Passive Foreign Investment Company,” below.

Constructive Distributions

We will adjust the conversion rate of the notes for stock splits and equity share combinations, stock dividends, certain cash dividends and certain other events that affect our capital structure. Adjustments (or failures to make adjustments) that have the effect of increasing a US Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a US Holder for United States federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a US Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our equity shares) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a US Holder will be deemed to have received a distribution even though the US Holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain as described in “Dividends and Other Distributions on the ADSs” below. It is not clear whether a constructive dividend deemed paid to a non-corporate US Holder could be “qualified dividend income” as discussed below under “Dividends and Other Distributions on the ADSs.”

If any cash payment is made on the note in lieu of an adjustment in the conversion rate (or a portion thereof), such payment would generally be treated as additional interest on the note and be taxable to a US Holder at the time it is paid or accrued in accordance with the US Holder’s method of accounting for tax purposes.

Dividends and Other Distributions on the ADSs

Subject to the rules discussed below under “— Passive Foreign Investment Company,” the gross amount of all our distributions to a US Holder with respect to the ADSs generally will be included in a US Holder’s gross income as foreign source dividend income on the date of receipt by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a US Holder’s tax basis in its ADSs, and to the extent the amount of the distribution exceeds the US Holder’s tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) the US Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ADSs representing our equity shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.

The amount of any distribution paid in Indian Rupees will be equal to the US dollar value of such Indian Rupees on the date such distribution is received by the depositary regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian Rupees will generally be United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

For United States foreign tax credit purposes, dividends distributed with respect to ADSs will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder may not be able to claim a United States foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs. The rules relating to the determination of the United States foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Disposition of ADSs

Subject to the rules discussed below under “Passive Foreign Investment Company,” a US Holder will recognize taxable gain or loss on any sale or other taxable disposition of an ADS equal to the difference between the amount realized for the ADS and the US Holder’s tax basis in the ADS. A US Holder’s basis in the ADS will generally be determined in the manner described above under “Conversion of Notes”. The gain or loss will generally be capital gain or loss. For a non-corporate US Holder (including an individual US Holder) who has held the ADS for more than one year, the gain on a disposition of the ADS will be long-term capital gain eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a US Holder generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for our current taxable year ending March 31, 2010. However, our actual PFIC status for 2010 will not be determinable until after the close of our 2010 taxable year, and there can be no assurance that we will not be a PFIC for our 2010 taxable year or any future taxable year. A non-United States corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. The total value of our assets generally will be determined by reference to the market price of our equity shares and ADSs. We must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, fluctuations in the market price of our equity shares and ADSs may result in our being a PFIC for any year.

If we are a PFIC for any taxable year during which a US Holder holds ADSs, a US Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of the ADSs, unless such US Holder makes a “mark-to-market” election as discussed below. Distributions received by a US Holder in a taxable year that are greater than

125% of the average annual distributions such US Holder received during the shorter of the three preceding taxable years or the US Holder’s holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a US Holder’s holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if you hold the ADSs as capital assets. A US Holder’s holding period in its ADSs generally will include its holding period in the note exchanged for such ADSs, except with respect to ADSs received with respect to accrued interest, the holding period of which began on the day after the date the notes were converted.

If we are a PFIC for any year during which a US Holder holds ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such US Holder holds ADSs. However, if we cease to be a PFIC, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs. We do not intend to prepare or provide the information that would enable a US Holder to make a qualified electing fund election.

If we are a PFIC, to the extent any of our subsidiaries are also PFICs, a US Holder will be deemed to own a pro rata portion of the shares of such subsidiary PFICs and be subject to the PFIC rules discussed above with respect to our PFIC subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If a US Holder makes a valid mark-to-market election for the ADSs or equity shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of the US Holder’s taxable year over the US Holder’s adjusted basis in such ADSs or equity shares. A US Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in the US Holder’s income for prior taxable years. Amounts included in the US Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. A US Holder’s basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate with respect to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. Our ADSs are listed on the NYSE and, consequently, if the ADSs are regularly traded, the mark-to-market election would be available to a US Holder if we become a PFIC. However, such mark-to-market election would not be available with respect to any ADSs of our PFIC subsidiaries that a US Holder may be deemed to own.

If a US Holder holds ADSs in any year in which we are a PFIC, such US Holder will be required to file US Internal Revenue Service Form 8621 regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs. US Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ADSs.

Information Reporting and Backup Withholding

Payment of interest on the notes, dividend payments with respect to ADSs, and proceeds from the sale, exchange, redemption or other disposition of notes or ADSs made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the IRS and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s United States federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Certain Indian Tax Considerations

The following is a general description of certain Indian tax considerations for non resident investors in the notes and the ADSs issuable on conversion of notes (“ADSs”). It does not purport to be a complete analysis of all tax considerations relating to the notes and the ADSs whether in India or elsewhere and relates only to persons who are the absolute beneficial owners of their notes and their ADSs and does not deal with special situations, such as those of dealers in securities or where the interest payable on the notes is, for tax purposes, deemed to be income of any person other than the beneficial owners. Further, the below analysis does not deal with tax implications upon conversion of such ADS into ordinary equity shares of Sterlite and tax implications thereafter in relation to such ordinary equity shares. Prospective purchasers of notes should consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of India of acquiring, holding and disposing of notes and the ADSs and receiving payments of interest, principal and/or other amounts under the notes and the ADSs or in respect of an exercise of conversion rights. The following is based upon the law and our understanding of published revenue authority practice as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date (possibly with retrospective effect). The information below is a summary only and may not apply to certain categories of holders. The following description does not provide for taxation of persons resident outside of India becoming residents of India during the term of the notes.

The Indian Income Tax Act, 1961 (‘The Indian Income Tax Act’) is the law relating to taxes on income in India. The Indian Income Tax Act provides for the taxation of persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Sections 4, 5, 6 and 9 of The Indian Income Tax Act set forth the circumstances under which persons not resident in India are subject to income tax in India.

The following discussion describes the material Indian income tax, stamp duty and wealth tax/gift tax/estate duty consequences of the purchase, ownership and disposal of the notes and ADSs.

The summary is based on the special tax regime contained in laws and practices of The Indian Income Tax Act, including Section 115AC, and other significant applicable provisions of The Indian Income Tax Act, and The Issue of Foreign Currency Convertible notes and Ordinary ADSs (through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India (“the Depository Receipt Mechanism Scheme”), as amended from time to time, promulgated by the Government of India (together the “Section 115AC Regime”). The offering is in accordance with the Section 115AC Regime, and non-resident investors of the notes as well as ADSs will therefore have the benefit of tax concessions available under the

Section 115AC Regime subject to the fulfillment of conditions of that section. Such tax concessions include taxation of interest and long-term capital gains at a reduced income tax rate of 10%, which is then subject to the applicable rate of surcharge on income tax (payable only by a foreign company whose total income exceeds Rs. 10 million at a rate of 2.5% of income tax thereon and could vary from year to year) and further, an education cess on income tax including surcharge at the rate of 3%. The premium on redemption would also be taxed at the rate of 10%, plus applicable rate of surcharge on income tax and education cess at the rate of 3% on income tax including surcharge if the notes are held for a period exceeding 36 months and in the case of notes held for a period less than or equal to 36 months, would be subject to tax at the applicable rates, with a maximum rate of 40% at present, plus applicable rate of surcharge on income tax and education cess at the rate of 3% on income tax including surcharge. In the case of some specific types of transfers (including transfer through gift, will, succession, inheritance, devolution, transfer to a revocable or an irrevocable trust, transfer between a holding company to a subsidiary or a subsidiary company to a holding company if the recipient is an Indian company, transfer under the scheme of amalgamation/demerger if the successor is an Indian company), the period of holding by the previous owner may also be considered to determine the period of holding in the hands of the transferor. This summary is not intended to constitute a complete analysis of the tax consequences or a legal opinion under Indian law of the acquisition, ownership and sale of the notes or ADSs by non-resident investors. Potential investors should, therefore, consult their own tax advisors on the consequences of such acquisition, ownership and sale including specifically tax consequences under Indian law, the laws of the jurisdiction of their residence and any tax treaty between India and their country of residence or the country of residence of the Overseas Depository Bank (the “Depository”) as applicable and, in particular, the application of the provisions of The Indian Income Tax Act and the Section 115AC Regime.

“Residence” for the Purpose of The Indian Income Tax Act

For the purpose of The Indian Income Tax Act, an individual is said to be resident in India if, in any Fiscal Year the individual: (i) is in India for 182 days or more, or (ii) having been in India for 365 days or more during the four years preceding that Fiscal Year is in India for 60 days or more in that Fiscal Year. However, in the case of an Indian citizen or a person of Indian origin who is not resident in India and visits India during the Fiscal Year or an Indian citizen who leaves India as a member of a crew of an Indian ship or for the purpose of employment outside India during the Fiscal Year the 60-day period in (ii) above is extended to 182 days.

A company is resident in India in any Fiscal Year if it is an Indian company or if during that year the control and management of its affairs is situated wholly in India. An Indian company means a company incorporated and registered under the Companies Act and includes a company incorporated and registered under any law relating to companies formerly in force in India or a corporation established by or under a central, state or provincial Act of India or an institution, association or a body declared by the Central Board of Direct Taxes of India to be a company for the purpose of The Indian Income Tax Act; provided that the registered office or, as the case may be, the principal office of the company, corporation, institution, association or body is in India.

A firm or other association of persons, and every other person is regarded as resident in India except where, during the Fiscal Year the control and the management of its affairs is situated wholly outside India.

Taxation of Interest, Premium and Distributions and Provision of Tax Treaties

The Section 115AC Regime provides that payment of interest, if any, on the notes paid to non-resident holders of the notes will be subject to withholding tax at the rate of 10%, plus applicable rate of surcharge on the income tax (payable only by a foreign company whose total income exceeds Rs. 10 million at a rate of 2.5% of income tax payable thereon and could vary from year to year), including education cess on income tax including surcharge at the rate of 3% (or at any more favourable rate available under tax treaties entered into by India with the country of residence of the relevant Depository). The Indian Income Tax Act requires such tax to be withheld at the source. Where the tax is required to be deducted or withheld, the Company will gross up the taxable amount and will be required to account separately to the Indian tax authorities for any withholding taxes applicable on such amounts.

The premium payable by the Company on redemption of the notes will be taxed at the concessional rate of 10% (plus a surcharge at the applicable rate on income tax payable thereon and education cess on income tax including surcharge at the rate of 3%), if the note is a long-term capital asset, i.e. it is held for more than 36 months, subject to any more favourable rate under the tax treaties entered into between India and the country of residence of the noteholder / Depositary. If it is held for less than or equal to 36 months, the premium will be taxed at the applicable rate (plus a surcharge at the applicable rate on income tax payable thereon and education cess on income tax including surcharge at the rate of 3%). The Company will be under an obligation to deduct tax at source from the premium amount at the applicable rate.

Dividends paid on the ADSs to non-resident holders are not presently liable to tax. The Company is liable to pay a “dividend distribution tax” currently at the rate of 16.995% (i.e. 15% plus a surcharge at 10% and education cess at the rate of 3%) on the total amount distributed as dividend and dividends are not taxable in India in the hands of the recipient.

However, if and when dividend is taxable in India, the Depository Receipt Mechanism Scheme prescribed under Section 115AC stipulates that, during the period of fiduciary ownership of ADSs in the hands of the Depository, the provisions of the tax treaty between India and the country of residence of the Depository will be applicable in the matter of taxation of dividends on ADS. However there is no corresponding provision in The Indian Income Tax Act specifying the treaties to be applied.

Taxation of Distributions

Distribution to non-residents of additional ADSs without any consideration (“Bonus ADSs”) is not liable to Indian tax at the time of issuance. Similarly a right to subscribe for additional ADS (“Rights”) offered with respect to existing ADS is not subject to Indian tax at the time of subscription by the holder.

Taxation on Acquisition of ADSs upon Conversion of Notes

The acquisition of ADSs by a non-resident holder on conversion of notes may constitute a taxable event for Indian income tax purposes and appropriate withholding provisions would apply.

Taxation of Capital Gains

Under the Section 115AC Regime, a transfer of notes by a non-resident holder to another non-resident holder outside India is not regarded as a transfer for the purpose of capital gains tax and accordingly the gain, if any, realised on the transfer of notes is not subject to Indian capital gains tax. Capital losses, if any, arising from such transfer will not be available for set off or carry forward against other capital gains or any other income received, accrued or deemed to have received or accrued in India.

Similarly, under the Section 115AC Regime, a transfer of ADS by a non-resident holder to another non-resident holder outside India may not be regarded as a transfer for the purpose of capital gains tax and accordingly the gain, if any, realised on the transfer of ADS may not be subject to Indian capital gains tax. Capital losses, if any, arising from such transfer will not be available for set off or carry forward against other capital gains or any other income received, accrued or deemed to have received or accrued in India.

Taxation of Gifts

The Indian Income Tax has been amended with effect from 1st October 2009 to provide that any gift-in-kind by any person, being an immovable property or any other property, the fair market value of which exceeds Rs.50,000, will become taxable in the hands of the donee, being an individual or a Hindu Undivided Family (HUF), as income from other sources under clause (vii) of sub-section 2 of section 56 of The Indian Income Tax Act. Therefore, any such person who receives a gift of any such property on or after 1st October 2009 must pay the income tax due on the value of the gift plus applicable rate of surcharge on income tax payable thereon and education cess at the rate of 3% on income tax including surcharge.

For the purpose of the above, fair market value of a property, other than immovable property, means the value determined in accordance with the method as may be prescribed. However, certain exceptions have been provided when the gift may not be taxable, including gifts received from relatives.

Tax Treaties

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. This will be applicable to all the existing provisions of The Indian Income Tax Act set out in this Section. A tax credit in respect of any withholding tax paid by the Company on interest payments may be available to the non-resident investor subject to the relevant tax treaty and the domestic laws of the country of residence of the non-resident investor.

Currently, dividend income is not subject to tax in India in the hands of the holder of the ADSs. However, if and when dividend is taxable in India, the Depository Receipt Mechanism Scheme prescribed under Section 115AC stipulates that, during the period of fiduciary ownership of ADSs in the hands of the Depository, the provisions of the tax treaty between India and the country of residence of the Depository will be applicable in the matter of taxation of dividends on ADS. However, there is no corresponding provision in The Indian Income Tax Act specifying the treaties to be applied.

Dividend

Dividend income is not subject to tax in India in the hands of the holder of the ADSs. However, under the existing provisions of The Indian Income Tax Act, in addition to the income tax chargeable in respect of a domestic company for any assessment year, any amount declared, distributed or paid by such company by way of dividends (whether interim or otherwise), whether out of current or accumulated profits, shall be charged to additional income tax referred to as tax on distributed profits at the rate of 15% plus applicable surcharge at the rate of 10% of the dividend distribution tax and education cess at the rate of 3% on aggregate of dividend distribution tax and surcharge.

Additionally, dividends declared or paid or distributed by the subsidiary company to the holding company shall be reduced from the dividends declared or paid or distributed by the holding company in that year, if following conditions are satisfied:

(a) such amount of dividend is received from its subsidiary;

(b) the subsidiary has paid dividend distribution tax under this section on such dividend; and

(c) the domestic holding company is not a subsidiary of any other company.

Further, it has been provided that the same amount of dividend shall not be reduced more than once. A company shall be a subsidiary of another company, if such other company holds more than half of the nominal value of the equity share capital of the company.

Stamp Duty

Under Indian Stamp law as applicable to the Company the issue and transfer of ADSs upon conversion of the notes will not be liable to Indian stamp duty, as they are issued outside India. There is no stamp duty liability on sale or transfer of notes outside India.

Wealth Tax/Gift Tax/Estate Duty

At present there are no taxes on wealth, gifts and inheritances, which apply to the notes and the ADSs issuable upon conversion of the notes.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, each of Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated has severally agreed to purchase, and we have agreed to sell, the principal amount of the notes listed next to its name in the following table:

Name	Principal Amount of Notes

Deutsche Bank Securities Inc.	$250,000,000
Morgan Stanley & Co. Incorporated	$250,000,000

Total	$500,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus supplement and the accompanying prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement and the accompanying prospectus if any such notes are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the notes directly to the public at the initial public offering price set forth on the cover page of this prospectus and part to certain dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

In addition, we may pay to the underwriters a discretionary performance fee of 0.25% of the aggregate principal amount of notes that the underwriters are purchasing. The payment of such fee is to be determined in our sole discretion prior to the settlement date of this offering. If we decide to pay this discretionary fee, the underwriters will receive additional commissions of $1,250,000 and we will receive net proceeds of $495,000,000.

It is expected that delivery of the notes to the underwriters will be made against payment on a delayed basis. Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on a delayed basis. The date of delivery is expected to be October 29, 2009. Any change in the date of delivery will be notified to investors through a press release which will be posted on our website at www.sterlite-industries.com. Such notification may not occur until two or three business days before the earlier of October 29, 2009 or the new date of delivery. Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the third business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade, or to make any necessary arrangements to ensure that notes are available on the third business day after trading for settlement, to prevent a failed settlement. Purchasers of notes who wish to make such trades should consult their own advisors. Purchasers who are not able to make any necessary arrangements to prevent a failed settlement may not be able to make any trades of notes prior to the third business day before the delivery of the notes to the underwriters.

	Per Note	Total

Public offering price	$1,000	$500,000,000
Underwriting discounts and commissions to be paid by us	$7.50	$3,750,000
Proceeds to us	$992.50	$496,250,000

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

Our ADSs are listed on the New York Stock Exchange under the symbol “SLT”.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million in total including registration fees of $27,900, estimated printing fees of $150,000, estimated legal fees and expenses of approximately $600,000, estimated accounting fees and expenses of approximately $200,000 and miscellaneous expenses of approximately $270,000.

We are paying all the expenses of the offering, including underwriting discounts and commissions.

We, our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed that, without the prior written consent of the underwriters, we will not, during the period ending 60 days after the date of this prospectus supplement:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any of our ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or equity shares,

whether any transaction described above is to be settled by delivery of ADSs or such other securities, in cash or otherwise.

The 60 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 60 day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 60 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 60 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

A prospectus in electronic format may be made available on the website maintained by the underwriters or securities dealers. The underwriters may agree to allocate notes for sale to its online brokerage account holders. Notes to be sold pursuant to an internet distribution will be allocated by the underwriters that may make internet distributions on the same basis as other allocations. In addition, notes may be sold by the underwriters to securities dealers who resell notes to online brokerage account holders.

The underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.

In order to facilitate the offering of notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of notes than they are required to purchase in the offering. The underwriters may also reclaim selling concessions allowed to a dealer for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover the underwriters’ short positions, in stabilization transactions or otherwise. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters and their affiliates have provided, and continue to provide, commercial banking, financial advisory, investment banking and other services to us and our affiliates n the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. As of October 12, 2009, affiliates of the underwriters owned approximately 4,889,335 of our equity shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We have been advised that Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated expect to make offers and sales in the United States.

The underwriters may be contacted at the following addresses: Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005 and Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the notes, or the possession, circulation or distribution of this prospectus supplement and the accompanying prospectus or any other material relating to us or the notes in any jurisdiction where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the notes may be distributed or published, in or from any jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus supplement is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the notes.

The notes are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the ADSs has been prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our notes, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our notes will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our notes you undertake to us that, for a period of 12 months from the date of issue of the notes, you will not transfer any interest in the notes to any person in Australia other than a wholesale client.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the notes may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the notes may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

As used above, the expression “offered to the public” in relation to any of our notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our notes to be offered so as to enable an investor to decide to purchase or subscribe for our notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

Hong Kong

Our notes may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong)(the “SFO”) and any rules made thereunder, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our notes may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO.

India

No prospectus or prospectus supplement relating to the notes offering may be distributed directly or indirectly in India or to or for the account or benefit of, residents of India and the Underwriters may not offer or sell, directly or indirectly, any notes in India to, or for the account or benefit of, any resident in India. Neither the prospectus nor the prospectus supplement in relation to the notes offering have been reviewed or approved by any statutory or regulatory authority in India and do not constitute an offer or invitation for any investment or subscription for shares in India.

Erstwhile overseas corporate bodies as defined under the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies) Regulations 2003, which are not eligible to invest in India through the portfolio investment route and entities prohibited by the Securities and Exchange Board of India from buying, selling or dealing in securities of Indian companies, are not eligible to subscribe to the notes offering.

Malaysia

No prospectus supplement and the accompanying prospectus or other offering material or document in connection with the offer and sale of the notes has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the notes is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The notes will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our notes may not be circulated or distributed, nor may our notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not transferred within six months after that corporation or that trust has acquired the notes under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

This prospectus supplement and the accompanying prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the notes has been or will be approved by any Swiss regulatory authority.

United Arab Emirates

This prospectus supplement and the accompanying prospectus is not intended to constitute an offer, sale or delivery of notes or other securities under the laws of the United Arab Emirates, or UAE. The notes have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the notes and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the notes may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

LEGAL MATTERS

Certain legal matters relating to US law in connection with this offering will be passed upon for us by Latham & Watkins LLP, our US counsel. Certain legal matters relating to Indian law in connection with this offering will be passed upon for us by S&R Associates, our Indian counsel. Latham & Watkins LLP may rely upon S&R Associates with respect to certain matters governed by Indian law. Certain matters relating to US law in connection with this offering will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, US counsel for the underwriters. Certain legal matters relating to Indian law in connection with this offering will be passed upon on behalf of the underwriters by Luthra & Luthra Law Offices, Indian counsel for the underwriters. Shearman & Sterling LLP may rely upon Luthra & Luthra Law Offices with respect to certain matters governed by Indian law.

PROSPECTUS

Sterlite Industries (India) Limited

American Depositary Shares Representing Equity Shares
Debt Securities

We may offer and sell the securities from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us. This prospectus provides you with a general description of the securities we may offer. The debt securities may consist of debentures, notes, bonds or other types of indebtedness. The debt securities may be convertible into or exercisable or exchangeable for our equity shares, our ADS, or our other securities. Our American Depositary Shares, or ADSs, are listed on the New York Stock Exchange under the symbol “SLT.” Each ADS represents one equity share, par value Rs. 2 per share. Our equity shares are listed and traded in India on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE.

Each time we or any security holder sell the securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectuses, as well as any documents incorporated by reference in this prospectus or any prospectus supplement, before you invest in any of our securities.

The securities may be offered directly by us or by any selling security holder, through agents designated from time to time by us or to or through underwriters or dealers. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks. See the “Risk Factors” section contained in this prospectus, the applicable prospectus supplement, any related free writing prospectuses and in the documents we incorporate by reference in this prospectus, the applicable prospectus supplement and any related free writing prospectuses to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2009.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 (File No. 333-160580) (the “Original Registration Statement”) is being filed for the purpose of registering debt securities as an additional class of the Registrant’s securities that may be offered and sold pursuant to the Registration Statement. Equity shares, ADSs and debt securities may be issued in primary offerings or upon conversion of debt securities registered hereby. This Post-Effective Amendment No. 1 is also being filed to add as exhibits the Indenture pursuant to which the debt securities are to be issued and the Statement of Eligibility and Qualification by the trustee. This Post-Effective Amendment No. 1 contains a prospectus which updates the prospectus included in the Original Registration Statement by adding a description of the debt securities and by making certain changes related to the passage of time. In accordance with Rule 462(e) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, using an automatic shelf registration process as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we or any selling security holder may sell securities from time to time and in one or more offerings. This prospectus provides you with a summary description of our securities. Each time we or any selling security holder sells the securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any of the securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus, in any applicable prospectus supplement or any related free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable supplement to this prospectus or in any related free writing prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read this prospectus, the applicable prospectus supplement and any related free writing prospectuses together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we”, “our”, “us”, “the Company” and “Sterlite” are to Sterlite Industries (India) Limited, Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, and Talwandi Sabo Power Limited, or TSPL. References to the “Vedanta group” are to Vedanta Resources plc, or Vedanta, and its subsidiaries. In this prospectus, references to “US” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “US dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.sterlite-industries.com. The information on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the ADS deposit agreement, the Indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them in this prospectus. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our registration statement on Form 8-A filed with the SEC on November 30, 2006;

•	Our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 filed with the SEC on July 10, 2009 as amended by our Form 20-F/A filed with the SEC on July 14, 2009, collectively referred to in this prospectus as our Annual Report on Form 20-F;

•	Reports on Form 6-K submitted by us to the SEC on each of August 12, 2009, August 24, 2009, September 14, 2009, September 22, 2009 and September 30, 2009; and

•	With respect to each offering of the securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with or submit to the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Sterlite Industries (India) Limited
Vedanta, 75 Nehru Road,
Vile Parle (East),
Mumbai, Maharashtra 400-099,
India
Tel. No.: +(91-22) 6646-1000.

You should rely only on the information that we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties and other factors, including those listed under “Risk Factors”.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:

•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions, including our proposed acquisition of substantially all of the operating assets of ASARCO LLC, or Asarco, a copper mining, smelting and refining company based in Tucson, Arizona, United States;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

OUR COMPANY

We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, the leading and only integrated zinc producer, and one of the five primary producers of aluminum. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.

We were incorporated on September 8, 1975 under the laws of India and maintain a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400-099, India and the telephone number for this office is +(91-22) 6646-1000. Our website address is http://www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this prospectus.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the US District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in the applicable prospectus supplement and in our most recently filed Annual Report on Form 20-F, as amended, and in our updates, if any, to those Risk Factors in our reports on Form 6-K, together with all other information appearing in this prospectus or incorporated by reference into this prospectus and, if applicable, in any accompanying prospectus supplement before investing in any of the securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We will not receive proceeds from sales of securities by persons other than us except as may otherwise be stated in any applicable prospectus supplement. We intend to use the net proceeds in compliance with applicable laws and regulations in India, including applicable external commercial borrowing regulations and foreign investment regulations.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are as follows:

	Three Months
	Ended June 30,		Year Ended March 31,
	2009		2009		2008		2007		2006		2005

Ratio of earnings to fixed charges(1)(2)	5.7	x	5.8	x	19.8	x	17.3	x	6.5	x	3.8	x

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes, minority interest and cumulative effect of accounting change, plus fixed charges and the amortization of capitalized interest, less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, and capitalized interest, by (ii) fixed charges. Our fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	The above ratios for the years ended March 31, 2009, 2008, 2007, 2006 and 2005 have been prepared in accordance with US generally accepted accounting principles. The above ratio for the three months ended June 30, 2009 has been prepared in accordance with International Financial Reporting Standards. As a result, the ratio presented above for the three months ended June 30, 2009 may not be directly comparable to the ratios presented for the prior periods.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company incorporated in India. A majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon US securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

Section 44A of the “Indian” Code of Civil Procedure, 1908, as amended, or the Civil Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution. Accordingly, as the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A, a judgment rendered by a court in the United States may not be enforced in India except by way of a suit filed upon the judgment.

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the disposition of suits by Indian courts.

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India, or the RBI, under the Indian Foreign Exchange Management Act, 1999, as amended, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.

DESCRIPTION OF THE SECURITIES

The following is a description of the terms and provisions of the equity shares (including the ADSs representing equity shares) and debt securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

DESCRIPTION OF DEBT SECURITIES

A description of any debt securities we may offer and sell by this prospectus will be contained in any accompanying prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our Memorandum and Articles of Association, the Indian Companies Act, 1956, or the Indian Companies Act, the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and certain related legislation of India, all as currently in effect.

The following description of share capital is subject in its entirety to our Memorandum and Articles of Association, the provisions of the Indian Companies Act and other applicable provisions of Indian law.

The rights of shareholders described in this section are available only to our shareholders. For the purposes of this prospectus, a “shareholder” means a person who holds our certificated shares or is recorded as a beneficial owner of our shares with a depository pursuant to the Depositories Act, 1996, as amended, or the Depositories Act. Investors who purchase the ADSs will not be our shareholders and therefore will not be directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of an Indian company by Indian law. Our equity shares are in registered physical form as well as non physical or book-entry form. Investors are entitled to receive dividends and to exercise the right to vote in accordance with the deposit agreement. For additional information on the ADS, see “Description of American Depositary Shares.”

INVESTORS WHO PURCHASE THE ADSs IN ANY OFFERING MUST LOOK SOLELY TO THE DEPOSITARY BANK FOR THE PAYMENT OF DIVIDENDS, FOR THE EXERCISE OF VOTING RIGHTS ATTACHING TO THE EQUITY SHARES REPRESENTED BY THEIR ADSs AND FOR ALL OTHER RIGHTS ARISING IN RESPECT OF THE EQUITY SHARES.

General

We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investment Limited.” Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and finally to “Sterlite Industries (India) Limited” on February 28, 1986. Our company identification number is L65990TN1975PLC062634. Our registered office is presently situated in the State of Tamil Nadu at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.

Our register of members is maintained at our registered office.

Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were amended by a special resolution of our shareholders passed in December 2007. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules.

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association.

Share Capital

Our authorized share capital is Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. As of March 31, 2009 and June 30, 2009, our issued share capital was Rs. 1,417.0 million, divided into 708,494,411 equity shares of par value Rs. 2 per equity share.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot:

•	increase our authorized or paid up share capital;

•	consolidate all or any part of our shares into a smaller number of shares each with a larger par value;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.

Directors

Under our Articles of Association, a director is not required to hold any qualification shares. There is no age limit requirement for the retirement of the directors.

Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the board of directors and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, we are prohibited from making loans, directly or indirectly, or providing any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors without the prior approval of the Central Government.

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10% of our paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95% of our paid-up capital. General meetings are generally held at our registered office.

Business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the authorization of dividends; and

•	the transaction of any other business of which notice has been given.

Division of Shares

The Indian Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.

Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.

Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of our board of directors but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the voting rights or holding paid-up capital of at least Rs. 50,000 (i.e. 25,000 shares of Rs. 2 each). Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a tie-breaking vote.

A shareholder may appoint any person (whether or not a shareholder) to act as his proxy to vote on a poll at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.

Subject to the Articles of Association and the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, as amended, the Indian Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that it has distributable profits as specified under the Indian Companies Act for a period of three financial years immediately preceding the issue of such shares and has filed its annual accounts and annual returns for the immediately preceding three years.

Quorum

Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person.

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.

A special resolution requires the affirmative vote of not less than three-fourths of our shareholders entitled to vote in person or by proxy at a general meeting and casting a vote. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.

Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under Section 146 of the Indian Companies Act;

•	alteration of the articles of association in relation to insertion of provisions defining private company;

•	the issue of shares with differential rights with respect to voting, dividend or otherwise;

•	the sale of the whole or substantially the whole of an undertaking of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits prescribed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures or other securities;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.

Dividends

Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Pursuant to a recent amendment to the listing agreement, listed companies are required to declare and disclose their dividends on per share basis only. The dividend recommended by the Board of Directors and approved by the shareholders at the general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund. Under the Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Indian Companies Act.

Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. “Reserves” are defined in the Guidance Note on Terms Used in Financial Statements issued by the Institute of Chartered Accountants of India as the portion of earnings, receipts or other surpluses of an enterprise (whether capital or revenue) appropriated by the management for a general or specific purpose other than a provision for depreciation or diminution in the value of assets or for a known liability. The Indian Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:

•	the rate of dividend to be declared shall not exceed the lesser of 10% of our paid-up capital or the average of the rates at which dividends were declared in the five years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits may not exceed 10% of the sum of our paid-up capital and free reserves and any amount so drawn shall first be used to set off any losses incurred in that financial year; and

•	the balance of our reserves following such withdrawal shall not fall below 15% of our paid-up capital.

Distribution of Assets on a Winding-up

In accordance with the Indian Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.

Transfer of Shares

Under the Indian Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes applicable law or the regulations issued by the Securities and Exchange Board of India, or the SEBI, or the Sick Industrial Companies (Special Provisions) Act, 1985, as amended and including any successor thereto, or the SICA. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.

In the case of shares held in physical form, we will register any transfers of equity shares in the register of members upon lodgment of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depository in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on his or her or its behalf.

Equity shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.

SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants appointed by depositories established under the Depositories Act. Charges for opening an account with a depository participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depository participant.

The depository transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depository in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depository. The register and index of beneficial owners maintained by our depository is deemed to be a register and index of our members and debenture holders under the Depositories Act. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services India Limited.

The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreements with the NSE and the BSE, which are collectively referred to as the Indian Stock Exchanges, on which our equity shares are listed, in the event we have not effected the transfer of shares within one month or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.

If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the CLB, seeking to register the transfer of equity shares. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention.

In addition, the Indian Companies Act provides that the CLB may direct a rectification of the register of members for a transfer of equity shares which is in contravention of the SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depository incorporated in India, an investor or the SEBI.

Under the Companies (Second Amendment) Act 2002, the CLB is proposed to be replaced with the National Law Tribunal with effect from a date that is yet to be notified.

Disclosure of Ownership Interest

Section 187C of the Indian Companies Act requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Any lien, charge, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.

Any investor who fails to comply with these requirements may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Additionally, if the company fails to comply with the provisions of Section 187C, then the company and every defaulting officer may be liable for a fine of up to Rs. 100 for each day the default continues.

Alteration of Shareholder Rights

Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

Share Register and Record Dates

We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee prescribed under the applicable law.

The register and index of beneficial owners maintained by a depository under the Depositories Act is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive, except as permitted by law.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately ten to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least seven working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.

Annual Report

At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that financial year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. We are also required under the

Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.

Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and profit and loss account within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Borrowing Powers

Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves.

Issue of Equity Shares and Pre-emptive Rights

Subject to the provisions of the Indian Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue preference shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association.

Under the Indian Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.

The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favor of any other person. Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer.

However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the Government of India’s permission.

Capitalization of Profits and Reserves

Our Articles of Association allow our directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our profit and loss account or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:

•	paying up any amount remaining unpaid on the shares held by our shareholders; or

•	issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).

Any issue of bonus equity shares would be subject to the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended, or SEBI Regulations, which provide that:

•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus;

•	any reserves created by a revaluation of fixed assets shall not be capitalized;

•	the articles of association of the company must contain provisions for the capitalization of reserves; and

•	the bonus issue must be implemented within two months from the date of approval by the board of directors.

Purchase of Own Equity Shares

A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25% of the company’s total paid up capital and free reserves in a fiscal year;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back;

•	the shares or other specified securities for share buy back are fully paid up; and

•	the buy-back is in accordance with the SEBI (Buy-Back of Securities) Regulation, 1998, as amended.

The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10% of our total paid up equity capital and free reserves and if such buy-back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy-back our equity shares.

Any equity shares which have been bought back by us must be extinguished within seven days. Further, we will not be permitted to buy-back any securities for a period of one year or to issue new securities of the same kind for six months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Indian Companies Act.

ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain limited circumstances as specified under guidelines issued by the Government of India and the RBI, relating to a sponsored ADS facility and fungibility of ADSs. See “Item 10. Additional Information — D. Exchange Controls” in our Annual Report on Form 20-F.

There can be no assurance that the equity shares offered by an ADS investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.

Rights of Minority Shareholders

The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the CLB to have the variation cancelled and such variation shall not have any effect unless confirmed by the CLB.

Further, under the Indian Companies Act, shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the CLB for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•	that the company’s affairs are being conducted in a manner prejudicial to public interest or in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change has taken place in the management or control of the company, whether by a change in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Provisions on Squeeze Out of Minority Shareholders

Under the Indian Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.

Unless the CLB, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.

Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the CLB (upon an application of either the transferee company or the shareholder) thinks fit to order.

Book-Entry Shares and Liquidity

Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (ISIN) for our equity shares is INE 268A01031.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. is the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, USA. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at Ramnord House, 77 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.

We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A draft copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6 (Registration No. 333-139102). You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and under our name through the SEC’s website, http://www.sec.gov.

We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement. Statements in italics in this section are provided for your information but may not be contained in the deposit agreement.

Each ADS represents one equity share on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and, if applicable, to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs by means of an ADR registered in your name, through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As an ADS holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. ADS holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of confirmation from the custodian bank that such cash distribution has been received, the depositary bank will arrange for the funds to be converted into US dollars and for the distribution of the US dollars to the ADS holders.

The conversion into dollars will take place only if practicable and if the dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Equity Shares

Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of confirmation of such deposit from the custodian bank, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (for example, the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Elective Distributions

If permitted by applicable law, whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional equity shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional equity shares, we will give prior notice to the depositary bank and will indicate whether we wish such rights to be made available to you. In such case, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You will have to pay the subscription price, fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution.

If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

If permitted by applicable law, whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the property, it may dispose of the property for the account of the holders in any manner it deems reasonably practicable.

Redemption

Whenever we decide to redeem any of the equity shares on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares

The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver additional ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Equity Shares

If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian. Your ability to deposit equity shares and receive ADSs may be limited by US and Indian legal considerations applicable at the time of deposit. In particular, in accordance with applicable regulations of the RBI and the Ministry of Finance, the depositary bank will only be able to accept additional equity shares for deposit into the ADS facility to the extent that there have previously been withdrawals of equity shares.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

•	you are duly authorized to deposit the equity shares;

•	the equity shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the equity shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, taxes, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Equity Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then the depositary bank will have the obligation to transfer to you the corresponding number of underlying equity shares at the custodian’s offices, subject to the laws of India. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	Any other circumstances specifically contemplated in the regulations promulgated by the SEC’s staff from time to time.

The depositary bank will only deliver equity shares upon surrender of ADSs to the extent the number of equity shares at that time deposited with the custodian have been listed for trading on the Indian Stock Exchanges and dematerialized. The depositary bank will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis.

We expect the equity shares to be represented by the ADSs to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of any offering of ADSs and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the depositary bank of confirmation of listing on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of any over-allotment option to be (i) listed for trading on the Indian Stock Exchange approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the depositary bank of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As an ADS holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. You will have no right to attend our general meetings in person. A holder of ADSs may withdraw the underlying equity shares from the ADS facility and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming shareholders’ meeting. The voting rights of holders of equity shares are described in “Description of Share Capital.”

At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the shares represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Services	Fees

Issuance of ADSs upon deposit of equity shares	Up to 5¢ per ADS issued
Surrender of ADSs for withdrawal of equity shares	Up to 5¢ per ADS surrendered
Distribution of cash dividends or other cash distribution	Up to 2¢ per ADS held
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of ADSs pursuant to stock dividend or other free stock distributions	Up to 5¢ per ADS issued
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 2¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5¢ per ADS held
Depositary services fee	Up to 2¢ per ADS held
Transfer of ADRs	Up to $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

•	expenses incurred for converting foreign currency into US dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery or servicing of equity shares on deposit; and

•	taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit).

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian account (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holdings ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. The depositary bank will provide, without charge, a copy of its latest fee schedule to anyone upon request.

The depositary bank has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:

•	legal fees and expenses;

•	ADS listing fees;

•	investor relations fees and expenses;

•	mailing and printing fees (i.e., for annual reports and proxy materials); and

•	website and web casting expenses.

Neither the depositary bank nor we can determine the exact amount of reimbursements the depositary bank will make available to us because the number of ADSs that will be issued and outstanding, the level of fees to be charged to holders of ADSs and our reimbursable expenses related to the ADR program are not known at this time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your prior consent. We undertake to give holders not less than 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of one month after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as prior to the termination. During such one month period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such one month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs and, if applicable, ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of Association, any provision of any securities on deposit or by reason of any act of God or war or terrorism or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of equity shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into US dollars if such conversion is practicable, and it will distribute the US dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the US dollars to the holders for whom the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

THE INDIAN SECURITIES MARKET

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, or SEBI, the BSE and the NSE and has not been prepared or independently verified by us or any of our affiliates or advisors.

The Indian Securities Market and Stock Exchange Regulations

India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.

India’s stock exchanges are regulated primarily by SEBI, as well as by the Government of India acting through the Ministry of Finance, Capital Markets Division, under the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules. The SCR Rules, along with the rules, bylaws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.

The Securities and Exchange Board of India Act 1992, as amended, or the SEBI Act, provided for the establishment of SEBI to protect the interests of investors in securities and to promote the development of, and to regulate, the securities market and matters connected or incidental to the securities market. The SEBI Act granted powers to SEBI to, among other things, regulate the Indian securities market, including stock exchanges and other intermediaries in the securities market, to promote and monitor self-regulatory organizations, to prohibit fraudulent and unfair trade practices and insider trading, to regulate substantial acquisitions of shares and takeovers of companies, to call for information, to undertake inspections and to conduct inquiries and audits of stock exchanges, self regulatory organizations, intermediaries and other persons associated with the securities market.

SEBI has also issued guidelines concerning minimum disclosure requirements for public companies, rules and regulations concerning investor protection, insider trading, substantial acquisition of shares and takeovers of companies, buy-backs of securities, delisting of securities, employees stock option plans, stock brokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other securities market participants.

Listing and Delisting

The listing of securities on recognized Indian stock exchanges is regulated by the SCRA, the SCR Rules and the listing agreements of the respective stock exchanges. Under the SCR Rules, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach by a listed company of its obligations under such stock exchange’s listing agreement, subject to such company receiving prior notice of such intent of the stock exchange.

In order to ensure availability of floating stock of listed companies, the SEBI has notified amendments to the listing agreement. All listed companies are required to ensure that their minimum level of public shareholding remains at or above 25%. This requirement does not apply to those companies who at the time of their initial listing had offered at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules read with Regulation 41(1) of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, and which fulfil certain other conditions provided in the SCR Rules or to companies that have reached a size of 20 million or more in terms of the number of outstanding listed shares and Rs. 10 billion or more in terms of market capitalization. However, such listed companies are required to maintain the minimum level of public shareholding at 10% of the total number of issued ordinary shares of a class or kind for the purposes of listing. Failure to comply with this clause in the listing agreement requires the listed company to delist its shares pursuant to the terms of the delisting guidelines issued by SEBI and may result in penal action being taken against the listed company.

The provisions of the SEBI (Delisting of Equity Shares) Regulations, 2009, as amended, or the Delisting Regulations, and the SCR Rules govern voluntary and compulsory delisting of equity shares of listed Indian companies from any of the recognized stock exchanges. A company may voluntarily delist from a stock exchange provided that the securities of the company have been listed for a minimum period of three years on any recognized stock exchange, the delisting has been approved by two-thirds of the public shareholders, and the company, the promoter and/or the directors of the company provide an exit opportunity and purchase the outstanding securities from those holders who wish to sell them at a price determined in accordance with the Delisting Regulations (an exemption from this last condition on providing an exit opportunity and purchasing the outstanding shares may be granted by SEBI if the securities remain listed on the NSE or the BSE).

In the event a company seeks to voluntarily delist from a stock exchange, it is required to provide an exit opportunity to the other shareholders and seek the in-principle approval of the stock exchange. This exit opportunity involves a price discovery process known as the “book building process.” A delisting offer can be launched by any promoter seeking to delist the securities of the company. The delisting offer needs to be supported by a resolution approved by the board of directors and a resolution approved by three-fourths of the shareholders of the listed company through a postal ballot. In addition, the special resolution of the shareholders can be acted upon if, and only if, the votes cast by public shareholders in favour of the proposal amount are at least two times the number of votes cast by public shareholders against it (non-promoters and holders of depository receipts are considered non-public shareholders). Following the approval of the shareholders, the promoter is required to issue a public announcement relating to the delisting offer. The offer price shall be at or above a floor price determined in accordance with the provisions of the Delisting Regulations.

The Delisting Regulations and the SCR Rules also provide the stock exchanges the power to delist the securities of companies on certain grounds, including: if a company is incurring losses during the preceding three consecutive years and has negative net worth; the trading in the securities of the company has remained suspended for a minimum period of six months; the securities of a company have remained infrequently traded during the preceding three years; the company or any of its promoters or directors have been convicted for failure to comply with any provisions of the SEBI Act or the Depositories Act, or rules and regulations made thereunder and given a sentence of not less than three years; or there has been failure to raise the public shareholdings within a specified time to the minimum level applicable to the company under its listing agreement. Any order for compulsory delisting can be made only after considering representations received from aggrieved persons. In the event that the securities of a company are delisted by a stock exchange, the fair value of the securities shall be determined by an independent valuer appointed by the stock exchange from a panel of experts selected by the stock exchange. If a listed company is delisted by the stock exchange, the listed company can file an appeal before the Securities Appellate Tribunal. The Delisting Regulations do not permit the relisting of equity shares following a delisting for a period of five years (in a voluntary delisting) and ten years (if the stock exchanges initiate the delisting).

We have entered into listing agreements with the BSE and the NSE. These agreements require us to adhere to certain corporate governance requirements, including ensuring that we have a minimum number of independent directors on our board of directors, specify the required composition of various committees, such as our audit committee and remuneration committee, and subject us to continuing disclosure requirements.

Disclosures under the Indian Companies Act and Securities Regulations

All companies, including public limited companies, are required under the Indian Companies Act to prepare and file with the Registrar of Companies and circulate to their shareholders audited annual accounts that comply with the disclosure requirements under the Indian Companies Act. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange and SEBI regulatory requirements. Companies are also required to publish unaudited financial statements (though subject to a limited review by the company’s auditors), on a quarterly basis and are required to inform the related stock exchanges immediately regarding any sensitive information that would be likely to affect the stock price.

Indian Stock Exchanges

There are currently 23 recognized stock exchanges in India, most of which have a governing board for self-regulation. A number of these exchanges have been directed by SEBI to file schemes for demutualization as part of the move towards greater investor protection. The BSE and the NSE hold prominent positions among the stock exchanges in terms of the number of listed companies, market capitalization and trading activity.

With effect from April 1, 2003, the stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

•	Market Wide Circuit Breakers. In order to restrict abnormal price volatility in any particular stock, SEBI has instructed stock exchanges to apply daily circuit breakers, which do not allow transactions beyond certain price volatility. An index based market-wide (equity and equity derivatives) circuit breaker system has been implemented and the circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensitive Index, or Sensex, for the BSE and the Nifty for the NSE, or the NSE Nifty, whichever is breached earlier. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

•	Price Bands. Price bands are circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. In addition to the market-wide index based circuit breakers, there are currently in place varying individual scrip wise bands (except for scrips on which derivative products are available or scrips included in indices on which derivative products are available) of 20% either way for all other scrips.

BSE

The BSE is one of the stock exchanges in India on which our equity shares are listed. Established in 1875, it is the first stock exchange in India to have obtained permanent recognition in 1956 from the Government of India under the SCRA and has evolved over the years into its present status as the largest stock exchange in India. Pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, with effect from August 20, 2005, the BSE has been incorporated and is now a company under the Indian Companies Act.

The BSE switched over to online trading from May 1995. Only members of the BSE have the right to trade in the stocks listed on the BSE. As of August 2009, the BSE had 1,001 members comprising 173 individual members, 805 Indian companies and 23 foreign institutional investors. As of August 31, 2009, there were 4,942 companies trading on the BSE and the estimated market capitalization of stocks trading on the BSE was Rs.52,857 billion. The average daily turnover on the BSE as of August 31, 2009 was Rs.58.25 billion. The BSE has obtained SEBI approval to expand its BSE on line trading network to more than 400 cities. (Source: BSE) Derivatives trading commenced on the BSE in 2000. The BSE has also wholesale and retail debt trading segments. The retail trading in government securities commenced in January 2003.

Derivatives trading commenced on the BSE in 2000. The BSE has also wholesale and retail debt trading segments. Retail trading in government securities commenced on the BSE in January 2003. The following two indices are generally used in tracking the aggregate price movements on the BSE. The BSE Sensex consists of listed shares of 30 large market capitalization companies. The companies are selected on the basis of market capitalization, liquidity and industry representation. The Sensex was first compiled in 1986 with the fiscal year ended March 31, 1979 as its base year. The BSE 100 Index (formerly the BSE National Index) contains listed shares of 100 companies including the 30 in Sensex with fiscal 1984 as the base year. The BSE 100 Index was introduced in January 1989.

NSE

Our equity shares are also listed in India on the NSE. The NSE was established by financial institutions and banks to provide nationwide, online, satellite-linked, screen-based trading facilities for market-makers and electronic clearing and settlement for securities including government securities, debentures, public sector bonds and units. The NSE was recognised as a stock exchange under the SCRA in April 1993 and commenced operations in the wholesale debt market segment in June 1994. The capital market (equities) segment commenced operations in November 1994 and operations in the derivatives segment commenced in June 2000. In March 2009, the average daily traded value of the capital market segment was Rs. 101,400 million. As of August 31, 2009, there were 1,431 companies trading on the NSE and the estimated market capitalisation of stocks trading on the NSE was Rs.49,758 billion. The average daily turnover on the NSE as of August 31, 2009 was Rs.173.79 billion. The NSE launched the NSE 50 Index, now known as S&P CNX NIFTY, on April 22, 1996 and the Mid-cap index on January 1, 1996. The securities in the NSE 50 Index are highly liquid. (Source: NSE) Derivatives trading commenced on the NSE in June 2000. The NSE also has wholesale and retail debt trading segments.

Trading Hours

Trading on both the BSE and the NSE normally occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. The BSE and the NSE are closed on public holidays.

Trading Procedure

In order to facilitate smooth transactions, in 1995 BSE replaced its open outcry system with the BSE On-line Trading, or BOLT, facility in 1995. This totally automated screen based trading in securities was put into practice nation-wide. This has enhanced transparency in dealings and has assisted considerably in smoothing settlement cycles and improving efficiency in back-office work.

The NSE has introduced a fully automated trading system called National Exchange for Automated Trading, or NEAT, which operates on a strict price / time priority. This system enables efficient trade. NEAT has lent considerable depth in the market by enabling large number of members all over India to trade simultaneously, narrowing the spreads significantly.

Stock Market Indices

S&P CNX Nifty is a diversified 50 stock index accounting for 21 sectors of the economy. It is used for a variety of purposes such as benchmarking fund portfolios, index based derivatives and index funds. S&P CNX Nifty is owned and managed by India Index Services and Products Limited (IISL), which is a joint venture between the NSE and CRISIL.

The following two indices are generally used in tracking the aggregate price movements on the BSE. The BSE Sensex consists of listed shares of 30 large market capitalization companies. The companies are selected on the basis of market capitalization, liquidity and industry representation. Sensex was first compiled in 1986 with the fiscal year ended March 31, 1979 as its base year. The BSE 100 Index (formerly the BSE National Index) contains listed shares of 100 companies including the 30 in Sensex with fiscal 1984 as the base year. The BSE 100 Index was introduced in January 1989.

Internet-Based Securities Trading and Services

SEBI approved internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. This permits clients throughout the country to trade using brokers’ Internet trading systems. Stock brokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by SEBI.

Takeover Code

The SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, prescribes certain thresholds of securities ownership or trigger points that give rise to certain obligations. The Takeover Code requires disclosure of the aggregate shareholding or voting rights in a listed company by any acquiror who acquires shares or voting rights which (taken together with shares or voting rights, if any, already held by such acquiror) entitle such acquiror to more than 5%, 10%, 14%, 54% or 74% of the shares or voting rights in that company. There are additional disclosure requirements at certain thresholds if there is any purchase or sale of 2% of shares or voting rights. Also, SEBI has amended the Takeover Code to make it mandatory for the promoters and promoter group of listed companies to disclose the creation and enforcement of a pledge on the equity shares held by such persons.

The Takeover Code also requires (unless specifically exempted) the making of an open offer to acquire an additional 20% of the voting capital of a company in the following circumstances:

(a) any acquiror, who together with persons acting in concert with such acquiror, acquires or agrees to acquire 15% or more of the equity shares or voting rights in the company;

(b) any acquiror who, together with persons acting in concert with such acquiror, has acquired 15% or more, but less than 55%, of the equity shares or voting rights in the shares of the company and who acquires additional shares or voting rights entitling such acquiror to exercise more than 5% of the voting rights in any financial year ending March 31;

(c) any acquiror who, together with persons acting in concert with such acquiror, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company) and who acquires any additional shares entitling the acquiror to exercise voting rights or voting rights; provided that an acquiror together with persons acting in concert with such acquirer, may acquire additional shares or voting rights that entitle such acquiror to up to 5% of the voting rights in a company without making a public announcement if the acquisition is made through open market purchases on the stock exchanges, but not through bulk deal/block deal/negotiated deal/preferential allotment; or if the increase in shareholding or voting rights of the acquirer is pursuant to a buyback of shares by the company, and the post acquisition shareholding of the acquiror and persons acting in concert does not exceed 75%;

(d) any acquiror who, together with persons acting in concert with such acquiror, holds 55% or more, but less than 75%, of the shares or voting rights of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company), intends to consolidate its holdings while ensuring that the public shareholding in the target company does not fall below the minimum level permitted by the listing agreement with the stock exchanges; or

(e) any acquiror who acquires control over the company (directly or indirectly), irrespective of whether there has been any acquisition of shares or voting rights in the company.

However, in the event a public offer is made pursuant to item (d) above (an acquiror who holds 55% or more but less than 75%), the minimum size of the public offer to acquire the voting capital of the target company is required to be the lesser of 20% of the voting capital of the company or such other lesser percentage of the voting capital of the company as would, assuming full subscription of the offer, enable the acquiror, together with persons acting in concert with him, to increase his holding to the maximum level possible, which is consistent with the target company meeting the requirements of minimum public shareholding as set forth in the listing agreement.

The Takeover Code introduces the “chain principle” by which the acquisition of a holding company will obligate the acquiror to make a public offer to the shareholders of each subsidiary company which is listed.

Further, if the acquisition of voting capital of a target company made by an acquiror pursuant to a public offer results in the public shareholding in the target company being reduced below the minimum level required in the listing agreements with the stock exchanges for the purpose of continuous listing, the acquiror is required to take necessary steps to facilitate compliance of the target company with the relevant provisions of the listing agreement within the time period stated in the listing agreements.

The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are “frequently” or “infrequently” traded (as defined in the Takeover Code). In case the shares of the company are frequently traded, the minimum offer price shall be the higher of:

•	the negotiated price under the agreement for the acquisition of shares in the company;

•	the highest price paid by the acquiror or persons acting in concert with such acquiror for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of public announcement; and

•	the average of the weekly high and low of the closing prices of the shares of the company quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of public announcement, or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.

Specific obligations of the acquiror and the board of directors of the target company in the offer process have also been specified. Acquirors making a public offer also must deposit in an escrow account a percentage of the total consideration payable under the public offer, which will be forfeited in the event that the acquiror does not fulfill its obligations.

The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares:

•	by allotment in a public issue or a rights issue;

•	by underwriters pursuant to an underwriting agreement;

•	by registered stockbrokers in the ordinary course of business on behalf of clients;

•	in unlisted companies;

•	pursuant to a scheme of reconstruction or amalgamation approved by a court in India or abroad;

•	pursuant to a scheme under Section 18 of the Sick Industries Companies (Special Provisions) Act, 1985;

•	resulting from transfers between companies belonging to the same group of companies, as defined in the Monopolies and Restrictive Trade Practices Act, 1969, as amended, or between relatives or between “qualifying promoters” of a publicly listed company or between qualifying Indian promoters and foreign collaborators who are shareholders;

•	by way of transmission through inheritance or succession;

•	resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking;

•	by government controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government of India or a state government;

•	pursuant to a change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002;

•	acquisition of shares by a person in exchange for equity shares received under a public offer made under the Takeover Code; and

•	in accordance with guidelines and regulations relating to delisting of securities as specified by SEBI.

The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking an exemption from the open offer requirements of the Takeover Code. Pursuant to a recent amendment, a listed company can apply to SEBI to waive requirements under the Takeover Code in relation to an acquisition of a listed company in circumstances where the board of directors of the listed company has been taken over by the Government of India and there is a plan for a transparent and competitive process for the operations of the listed company.

In addition, although the provisions of the Takeover Code relating to the making of a public offer currently do not apply to the acquisition of ADRs or global depository receipts so long as they are not converted into equity shares carrying voting rights, the SEBI, at a recent meeting, decided to amend the Takeover Code to provide that where the ADR holders are entitled to exercise voting rights on the shares underlying ADRs by virtue of clauses in the depositary agreement or otherwise, open offer obligations shall be triggered upon crossing the threshold limits set out under the Takeover Code. No amendments have been made to the Takeover Code as yet pursuant to the above mentioned meeting.

Insider Trading Regulations

The SEBI (Prohibition of Insider Trading) Regulations 1992, as amended, or the Insider Trading Regulations, have been established by SEBI to prohibit and penalize insider trading in India. The Insider Trading Regulations prohibit an “insider” from dealing, either on his own behalf or on behalf of any other person, in the securities of a company listed on any stock exchanges when in possession of unpublished price-sensitive information. The terms “insider”, “unpublished” and “price-sensitive information” are defined in the Insider Trading Regulations.

“Insider” means any person who (i) is or was connected with the company or is deemed to have been connected with the company and who is reasonably expected to have access to unpublished price-sensitive information in respect of the securities of a company or (ii) has received or has had access to such unpublished price-sensitive information. “Unpublished” means information which is not published by the Company or its agents and is not specific in nature. The Insider Trading Regulations clarify that speculative reports in print or electronic media are not considered published information. “Price-sensitive information” means any information which relates directly or indirectly to a company and which if published is likely to materially affect the price of securities of the company, such as the periodic financial results of the company, intended declaration of dividends (both interim and final), issue of securities or buy-back of securities.

The insider is also prohibited from communicating, counselling or procuring, directly or indirectly, any unpublished price-sensitive information to any other person who while in possession of such unpublished price-sensitive information is prohibited from dealing in securities. The prohibition under the Insider Trading Regulations extends to all persons, including a company dealing in the securities of a company listed on any stock exchange or associate of that other company, while in possession of unpublished price-sensitive information.

Any person who holds more than 5% of the shares or voting rights in any listed company is required to disclose to the company on a continuous basis the number of shares or voting rights held by such person and any change in such holding since the last disclosure made (even if such change results in the shareholding falling below 5%), where such change exceeds 2% of the total shareholding or voting rights in the company. Such disclosure is required to be made within two working days of either: (i) the receipt of intimation of allotment of shares; or (ii) the acquisition or sale of shares or voting rights, as the case may be.

Further, all directors and officers of a listed company are required to disclose to the company the number of shares or voting rights held and derivatives positions taken by such person within two working days of becoming a director or officer of such company. All directors and officers of a listed company are also required to make periodic disclosures of their shareholding in the company.

The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading deals and also to regulate disclosure of unpublished price-sensitive information within such entities so as to minimize misuse of such information. To this end, the Insider Trading Regulations provide a model code of conduct. Amendments to the Insider Trading Regulations require that the model code of conduct should not be diluted in any manner and shall be complied with.

The model code of conduct has also been amended to prohibit all directors, officers and designated employees who buy or sell any number of shares of the company from entering into opposite transactions during the next six months following the prior transaction. All directors and designated employees have also been prohibited from taking positions in derivative transactions involving shares of the company at any time. Further, certain provisions pertaining to, inter alia, reporting requirements have also been extended to dependants of directors, officers and designated employees of the company.

Depositories

In August 1996, the Indian Parliament enacted the Depositories Act which provides a legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. SEBI established the Securities and Exchange Board of India (Depositories and Participants) Regulations 1996, as amended, which provide for, among other things, the registration of depositories and participants, the rights and obligations of the depositories, participants, the issuer companies and the beneficial owners, pledge of securities held in book-entry form, and procedure for the conversion to book-entry form of shares held in physical form.

Trading of securities in book-entry form commenced in December 1996. In January 1998, SEBI notified scrips of various companies for compulsory book-entry trading by certain categories of investors. Subsequently, SEBI has significantly increased the number of scrips in which book-entry form trading is mandatory for all investors. The SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended, provide that no company may make a public or rights issue or an offer for sale of securities unless the company enters into an agreement with a depository for book-entry of securities already issued or proposed to be issued to the public or existing shareholders and the company gives an option to subscribers, shareholders or investors to receive the security certificates or hold securities in book-entry form with a depository.

SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form, and the company gives an option to subscribers, shareholders or investors either to receive the security certificates or to hold the securities in book-entry form with a depository.

Under the Depositories Act, every person subscribing to securities offered by an issuer has an option to either receive the security certificates or hold the securities with a depository. The Indian Companies Act provides that Indian companies making any initial public offerings of securities for or in excess of Rs. 100 million ($2.05 million) should issue the securities in book-entry form.

However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange, and on transactions on the stock exchange involving lots of less than 500 securities.

Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants registered with the depositaries established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant and have to be borne by the account holder. Upon delivery, the shares shall be registered in the name of the relevant depositary on the company’s books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

Derivatives (Futures and Options)

Trading in derivatives is governed by the SCRA and the SEBI Act. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of SEBI. Derivatives products have been introduced in a phased manner in India.

Foreign Investment in India

General

Foreign investment in Indian securities is regulated by the Foreign Exchange Management Act, 1999, or FEMA, and the rules, regulations and notifications issued by the RBI under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI or the Indian Government through the Foreign Investment Promotion Board, or FIPB. The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended, or the FEMA FDI Regulations govern the issue of certain Indian securities to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. Under the FEMA FDI Regulations, these securities include equity shares and compulsorily and mandatorily convertible preference shares and debentures.

Foreign Direct Investment

The Indian Government, pursuant to its liberalization policy, set up the FIPB to regulate, together with the RBI, all foreign direct investment into India. Foreign direct investment, or FDI, means investment by way of subscription for securities issued by an Indian company by persons resident outside India. The following investments require the prior permission of the FIPB:

(i) investments in excess of specified sectoral caps or in sectors in which FDI is not permitted or in sectors which specifically require the prior approval of the FIPB;

(ii) investments by any foreign investor who, on January 12, 2005, had an existing joint venture or a technology transfer/trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required: (a) if the investor is a venture capital fund registered with SEBI or a multinational financial institution, or (b) if in the existing joint venture, investment by the foreign investor is less than 3% of the equity share capital of the existing joint venture, or (c) if the existing joint venture or collaboration is now defunct or sick, or (d) for the transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral;

(iii) investments in excess of 24% of the equity capital of units manufacturing items reserved for small scale industries; and

(iv) all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.

The Government of India amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009, or Press Note No. 2 and Press Note No. 4 (2009 Series) dated February 25, 2009 or Press Note No. 4.

Foreign investment is defined broadly and includes investment by foreign institutional investors and non-resident Indians, and foreign investment in the form of American depositary receipts, global depositary receipts, foreign currency convertible bonds, convertible preference shares and convertible debentures.

Press Note No. 2 specifies that all investments made directly by a non-resident entity in an Indian company will be considered to be foreign investment. Further, in relation to an investment by an Indian company in another Indian company, if (i) the investing Indian company is owned and controlled by resident Indian entities (i.e., resident Indian citizens and/or resident Indian companies that are ultimately owned and controlled by resident Indian citizens), and (ii) foreign entities do not own or control the investing Indian company, then the foreign investment in the investing Indian company will not be considered while determining the foreign investment in the second Indian company. However, if the requirements under (i) and (ii) above are not satisfied, then the entire investment of the investing Indian company in the investee Indian company will be considered to be foreign investment.

Pursuant to Press Note No. 2, an investing company will be considered (i) “owned” by resident Indian entities or foreign entities if more than 50% of its equity interest is beneficially owned by resident Indian entities or foreign entities, as the case may be, and (ii) “controlled” by resident Indian entities or foreign entities if the resident Indian entities or foreign entities, as the case may be, have the power to appoint a majority of its directors.

Press Note No. 4 provides guidelines relating to downstream investments by Indian companies that are owned and controlled by foreign entities. These guidelines are based on the principle that indirect foreign investment through downstream investments by Indian companies owned or controlled by foreign entities should follow the same rules as those applicable to direct foreign investment. In respect of downstream investments by Indian companies that are not owned or controlled by foreign entities, there will not be any foreign investment restrictions.

For the purpose of downstream investments, Press Note No. 4 classifies Indian companies into (i) operating companies, (ii) operating-and-investing companies and (iii) investing companies. In connection with foreign investment in these categories of Indian companies, Press Note No. 4 provides that:

1. Operating company:  Foreign investment in an operating company will need to comply with the terms and conditions for foreign investment in the relevant sector(s) in which such company operates;

2. Operating-and-investing company:  Foreign investment in such a company will need to comply with the terms and conditions for foreign investment in the relevant sector(s) in which such company operates and such company will need to notify the Secretariat for Industrial Assistance, the DIPP and the FIPB of its downstream investment within 30 days of such investment. Further, the investee Indian company in which downstream investments are made by such company will need to comply with the terms and conditions for foreign investment in the relevant sectors in which the investee Indian company operates; and

3. Investing company:  An “investing company” has been defined under Press Note No. 4 as an Indian company holding only direct or indirect investments in other Indian companies other than for trading of such holdings. Any foreign investment in such company will require the prior approval of the FIPB. Further the investee Indian company in which downstream investments are made by such company will need to comply with the terms and conditions for foreign investment in the relevant sectors in which the investee Indian company operates.

Press Note No. 4 further provides that foreign investment in an Indian company that does not have any operations, and does not have any downstream investments, will require the prior approval of the FIPB.

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) may purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

Generally, FDI is prohibited in the following sectors, among others:

•	retail trading (except single brand product retailing);

•	atomic energy;

•	lottery business; and

•	gambling and betting.

In other cases, investments can be made either with the specific prior approval of the Indian Government (i.e. the Secretariat for Industrial Assistance/FIPB) or under the “automatic route”. Foreign investment in preference shares (other than fully convertible preference shares), such as non-convertible, optionally convertible or partially convertible, (for which funds have been received on or after May 1, 2007) are categorized as debt and must conform with the ECB Guidelines. All fully convertible preference shares are treated as FDI and would therefore be included in calculating the FDI in a company for the purpose of sectoral caps.

Subject to certain exceptions and to prescribed sectoral caps, FDI in Indian companies does not require the prior approval of the FIPB or the RBI. A declaration in a prescribed form, setting out the foreign investment, must be filed with the RBI within a specified period of the foreign investment being made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. The Indian Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

GOVERNMENT OF INDIA APPROVALS

ADSs

Legal Regime

The issue of ADSs by an Indian company is primarily regulated by the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2004, as amended, read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR and FCCB Scheme, and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended, or the Regulations, read with Circular F. No. 15/7/1999-NRI dated January 19, 2000, or the Circular, issued by the Ministry of Finance, Department of Economic Affairs, Government of India, which permit Indian companies to issue ADSs in accordance with the procedure laid down thereunder without obtaining any regulatory approvals except in certain cases.

An Indian company can issue ADRs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme. However, an Indian listed company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the SEBI, is not eligible to issue ADRs.

Automatic Route

Foreign direct investment in our company is permitted under the automatic route and non-resident investors are permitted to hold up to 100% of our equity share capital. Erstwhile overseas corporate bodies, or OCBs, as defined under applicable RBI regulations, who are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the SEBI are not eligible to subscribe to ADSs issued by Indian companies. In the event that the issue related expenses (including fixed expenses such as underwriting commissions, lead manager’s charges, legal expenses and other reimbursable expenses) exceed the prescribed ceiling of 7% of the issue, we would be required to obtain the approval of the RBI.

Pricing of an ADS Issue

Pursuant to a circular dated November 27, 2008, the pricing guidelines set forth under the ADR and FCCB Scheme in relation to ADS issues have been amended.

The issue price should be not less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the “relevant date”, where the “relevant date” means the date of the meeting in which our Board of Directors or the Committee of Directors duly authorized by the Board of Directors decides to open the proposed issue.

Regulatory Filings

We are required to make the following filings in connection with the issue of ADSs:

•	full details of the ADS issue including details of our equity capital structure, the number of ADSs issued, the ratio of ADSs to the underlying shares, amount raised by this issue and amount repatriated with the RBI in the form specified in Annexure C of the Regulations, within 30 days from the date of closing of the ADS issue;

•	a quarterly return with the RBI in the form specified in Annexure D of the Regulations within 15 days of the close of the calendar quarter; and

•	a return of allotment with the Registrar of Companies, at the time of issuance of the new equity shares.

Declaration for Equity Shares Beneficially Owned

Section 187C of the Indian Companies Act requires the holder of record of an equity share to declare details of the beneficial owner and vice versa within the prescribed periods. Any person who defaults in making the said declaration within such period is liable to pay a fine of up to Rs. 1,000 for each day of such continuing default. However, the failure to comply with Section 187C would not affect the obligation of the company to register a transfer of shares or pay any dividends to the registered holder of any shares, in respect of which such a declaration has not been made.

Approvals Received by the Company

We are required to obtain the in-principle and final listing and trading approvals from the BSE and NSE for the listing and trading of the equity shares, underlying the ADSs. We expect the equity shares to be represented by ADSs to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of any offering of ADSs and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the depositary bank of confirmation of listing on the Indian Stock Exchanges.

ECBs

The Master Circular No. 07/2009-10 dated July 1, 2009 issued by the RBI on External Commercial Borrowings and Trade Credits, or the ECB Guidelines, consolidate all existing the norms applicable to external commercial borrowings, or ECB. The ECB Guidelines state that ECB refer to commercial loans in the form of bank loans, buyers’ credit, suppliers’ credit and securitized instruments (e.g., floating rate notes and fixed rate bonds) availed from non-resident lenders with a minimum average maturity of three years.

Funds received by an Indian company from the issue of preference shares, whether non-convertible, optionally convertible or partially convertible, or the issue of debentures that are not mandatorily and compulsorily convertible into equity shares are considered debt, and accordingly, all norms applicable to ECBs (including those relating to eligible borrowers, recognised lenders, amount and maturity and end-use stipulations) apply to such issues.

The ECB Guidelines are subject to amendment from time to time. Investors are urged to consult their own advisors in connection with the applicability of any Indian laws or regulations.

Recognized Lenders

Eligible borrowers can raise ECB from internationally recognized sources such as (i) international banks, (ii) international capital markets, (iii) multilateral financial institutions, (iv) export credit agencies, (v) suppliers of equipment, (vi) foreign collaborators and (vii) foreign equity holders (other than erstwhile Overseas Corporate Bodies). A “foreign equity holder” is eligible as a recognized lender under the approval route if the minimum paid up equity held directly by the foreign equity lender is 25% but ECB equity ratio exceeds 4:1 (i.e. the amount of the proposed ECB exceeds four times the direct foreign equity holding). In order for a “foreign equity holder” to be eligible as a “recognized lender” under the automatic route, it would require a minimum holding of paid up equity in the borrower company as set out below:

(i) For ECB up to US$5 million — minimum paid up equity of 25% held directly by the lender; and

(ii) For ECB more than US$5 million — minimum paid up equity of 25% held directly by the lender and debt-equity ratio not exceeding 4:1 (i.e. the proposed ECB not exceeding four times the direct foreign equity holding).

Amount and Maturity; Prepayment

An Indian company may raise funds up to US$500 million in any one financial year under the automatic approval route and, with the approval of the RBI, up to US$750 million.

ECB up to US$20 million are required to have a minimum average maturity period of three years and ECB above US$20 million and up to US$500 million are required to have a minimum average maturity of five years. Under current RBI regulations, prior RBI approval is required for redemption of ECB prior to their stated maturity date.

Prepayment of ECB up to US$500 million is permitted without prior approval of the RBI, subject to compliance with the minimum average maturity period.

The “all in cost” ceiling for the issue of ECB under the automatic route with an average maturity period of three years up to five years should not exceed six-month LIBOR plus 300 basis points and, in the case of ECB with an average maturity period of more than five years, should not exceed six-month LIBOR plus 500 basis points.

Use of Proceeds

ECB proceeds may be used for investment purposes such as the import of capital goods, new projects or the modernization/expansion of existing production units in (a) the industrial sector (which includes small and medium enterprises), (b) the infrastructure sector (which includes power, mining, refining and exploration) and (c) specific service sectors, in India and may also be used in the first stage acquisition of shares in a disinvestment process or in the mandatory second stage offer to the public under the Indian Government disinvestment programme for shares of a public sector undertaking, or in overseas direct investment in joint ventures or wholly-owned subsidiaries.

ECB proceeds are specifically not permitted to be used for on-lending, investment in stock markets and real estate (other than permitted development of integrated townships), or acquiring a company (or part thereof) in India by a corporate, or for working capital purposes, general corporate purposes or for the repayment of existing Rupee loans.

ECB proceeds may be parked abroad, or remitted to India, permitting utilization for permitted end-uses. In the event that the ECB proceeds are parked abroad, they may be invested in certain specified liquid assets until required by the borrower in India. ECB proceeds may also be remitted to India for credit to the borrower’s Rupee account with an Authorized Dealer Category — I Bank, or an AD Category — I bank, pending utilization for permitted end-uses.

Security

The choice of security to be provided to the overseas lender is left to the borrower. However, creation of charge over immoveable assets and financial securities, such as shares, in favour of the overseas lender is subject to Regulation 8 of Notification No. FEMA 21/RB-2000 dated May 3, 2000 and Regulation 3 of Notification No. FEMA 20/RB-2000 dated May 3, 2000, respectively, as amended from time to time. AD Category — I banks have been delegated powers to convey a ‘no objection’ under the FEMA for creation of charge on immovable assets, financial securities and issue of corporate or personal guarantees in favour of overseas lender / security trustee, to secure the ECB to be raised by the borrower.

Under both the automatic route and the approval route, the designated AD Category — I bank has the general permission to make remittances of the principal, interest and other amounts in conformity with ECB guidelines issued by the Government of India or the RBI from time to time.

Under the automatic route, borrowers may enter into a loan agreement with a recognised lender to raise an ECB by complying with the ECB Guidelines. In such cases, the borrower must obtain a Loan Registration Number, or LRN, from the RBI before drawing down the ECB. Under the approval route, however, applicants are required to submit an application in Form ECB through the designated AD Category I bank to the Chief General Manager-in- Charge, Foreign Exchange Department, Reserve Bank of India, Central Office, External Commercial Borrowings Division, Mumbai — 400 001, along with necessary documents as specified.

FCCBs

Eligibility

Foreign Currency Convertible Bonds, or FCCBs, are convertible bonds issued by an Indian company expressed in foreign currency (such as US dollar), the principal and interest in respect of which is payable in foreign currency. FCCBs are required to be issued in accordance with the ADR and FCCB Scheme and subscribed by a non-resident in foreign currency and are convertible into equity shares of the issuing Indian company. The ECB Guidelines apply to FCCBs. The provisions of the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2000, as amended, are also applicable to FCCBs and the issue of FCCBs must adhere to such provisions.

Automatic Route

In terms of the ADR and FCCB Scheme and the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2000, as amended, read together with the ECB Guidelines, Indian companies are permitted to issue FCCBs under the automatic route in the manner set forth therein, subject to certain conditions specified therein, including that:

(i) the issue of FCCBs are subject to the FDI sectoral caps prescribed by the Ministry of Finance;

(ii) a public issue of FCCBs is to be made through reputable lead managers;

(iii) FCCBs cannot be issued with attached warrants;

(iv) issue-related expenses shall not exceed 4% of issue size for public issues and 2% for private placements; and

(v) FCCBs issued under the automatic approval route to meet Rupee expenditure are required to be hedged unless there is a natural hedge in the form of uncovered foreign exchange receivables.

The equity shares issued on conversion of FCCBs are to be listed on the principal Indian stock exchanges on which our equity shares are now listed. We intend to obtain in-principle approvals for the issue and allotment of the equity shares underlying the FCCBs from the BSE and the NSE respectively, prior to the allotment of the FCCBs. We are also required to apply for and obtain the approval for listing and trading of the equity shares underlying the FCCBs after the completion of the allotment of the equity shares. Upon receipt of listing and trading approvals, the equity shares issued on conversion are expected to be listed on the NSE and the BSE and will be tradable on such stock exchanges once listed thereon, which is expected to occur within 45 days after the relevant conversion date unless we state otherwise.

Pricing of an FCCB Issue

Pursuant to a circular dated November 27, 2008 issued by the Ministry of Finance, the pricing guidelines set forth in the ADR and FCCB Scheme have been amended.

Pursuant to the circular, the issue price should be not less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the “relevant date”, where the “relevant date” means the date of the meeting in which our Board of Directors or the Committee of Directors duly authorized by the Board of Directors decides to open the proposed issue.

Regulatory Filings

We are required to make the following filings in connection with issuance of FCCBs and upon conversion of the FCCBs into equity shares:

(i) Filing Form No. 83 with RBI through an authorised dealer;

(ii) Filing of information with RBI subsequent to the issuance of FCCBs which would include: the total amount of FCCBs issued, the names of the investors resident outside India and the number of

FCCBs issued to each of them, and the amount repatriated to India through normal banking channels duly supported by Foreign Inward Remittance Certificates;

(iii) Filing of the return of allotment with the Registrar of Companies, Goa, Daman and Diu, at the time of conversion of the FCCBs into equity shares;

(iv) On conversion of the FCCBs into equity shares, filing of information with the Regional Office of the RBI in the prescribed Form FC-GPR, and to the Department of Statistics and Information Management, RBI within 7 days of the month to which it relates, in Form No. ECB-2; and

(v) Monthly filing of Form No. ECB-2 with RBI through an authorised dealer.

Buy-Back of FCCBs

The RBI considers proposals from Indian companies for buyback of FCCBs up to $100 million of the redemption value per company under the approval route, subject to compliance with the following conditions:

(i) minimum discount of 25% of book value for redemption value up to $50 million;

(ii) minimum discount of 35% of book value for the redemption value over $50 million and up to $75 million;

(iii) minimum discount of 50% of book value for the redemption value of over $75 million and up to $100 million; and

(iv) the funds used for the buyback shall be out of internal accruals, to be evidenced by statutory auditor of the company and designated AD Category — I bank’s certificate.

In addition to the conditions set out above, the following additional conditions shall be applicable:

(i) The FCCB should have been issued in compliance with the extant guidelines;

(ii) The FCCB should have been registered with the RBI; the ‘Loan Registration’ number should have been obtained and ‘ECB-2 returns’ submitted should be up to date;

(iii) No proceedings for contravention of FEMA are pending against the company;

(iv) The right for buyback is vested with the issuer of FCCBs. However, the actual buyback is subject to the consent of the bond holders;

(v) The FCCBs bought back/repurchased from the holders must be cancelled and should not be re-issued or re-sold;

(vi) The buyback will not have any effect on the bond holders not opting for the buyback or on the non-participating bond holders of companies opting for the buyback;

(vii) The company shall open an escrow account with the branch or subsidiary of an Indian bank overseas or an international bank for buying back the FCCBs to ensure that the funds are used only for the buyback; and

(viii) On completion of the buyback, a report giving details of buyback, such as, the outstanding amount of FCCBs, book value of FCCBs bought back, rate at which FCCBs bought back, amount involved, and source/s of funds may be submitted, through the designated AD Category — I bank, to the Chief General Manager-in-Charge, RBI.

FCEB

Eligibility

Foreign Currency Exchangeable Bond, or FCEB, means an exchangeable bond expressed in foreign currency, the principal and interest in respect of which is payable in foreign currency, issued by an issuing company and subscribed for by a person who is resident outside India, and exchangeable into equity shares of another company, called the offered company. FCEBs are required to comply with the provisions of the Issue of Foreign Currency Exchangeable Bonds Scheme, 2008, as amended, or the FCEB Scheme, notified by the Government of India, Ministry of Finance, Department of Economic Affairs pursuant to notification G.S.R. 89(E) dated February 15, 2008. The ECB Guidelines also apply to FCEBs.

The issuing company must be a part of the promoter group of the offered company and must hold the equity shares being offered at the time of issuance of the FCEB.

The offered company must be a listed company which is engaged in a sector eligible to receive FDI and must be eligible to issue or avail of FCCBs or ECB.

Entities that are in compliance with the FDI policy and are in adherence with the applicable sectoral caps at the time of issuance of the FCEB can subscribe to the FCEB.

The issuance of FCEBs requires the prior approval of the RBI under the approval route set out under the ECB Guidelines.

Use of Proceeds

The issuing company may use the FCEB proceeds to invest outside India by way of direct investment or it may invest the FCEB proceeds in the promoter group companies. In the event that the issuing company invests the FCEB proceeds in its promoter group companies, such promoter group companies can only utilize the FCEB proceeds in accordance with the permitted end-uses under the ECB Guidelines. A promoter group company receiving such funds is not permitted to use the funds for investment in the capital markets or in real estate in India.

FCEB proceeds are required to be retained and/or deployed overseas by the issuing company or the promoter group companies in accordance with the ECB Guidelines.

All-in Cost; Pricing

The all-in cost ceilings under the ECB Guidelines apply to the rate of interest and other issue expenses payable in relation to FCEBs.

The exchange price of the listed equity shares underlying the FCEB shall not be less than the higher of:

(i) the average weekly high and low of the closing prices of the shares of the Offered Company quoted on the stock exchange during the six months preceding the relevant date; and

(ii) the average of the weekly high and low of the closing price of the shares of the Offered Company quoted on a stock exchange during the two weeks preceding the relevant date.

For the purpose of the FCEB Scheme, “relevant date” means the date on which the Board of Directors of the issuing company passes a resolution authorizing the issue of the FCEB.

Maturity

The minimum maturity period of an FCEB is five years. The exchange option may be exercised at any time prior to redemption of the FCEB, and upon exercise of the exchange option, the holder of the FCEB shall take delivery of the underlying equity shares.

Ministry of Finance notification dated August 31, 2005

The Ministry of Finance issued a notification dated August 31, 2005 amending the ADR and FCCB Scheme (as notified by the RBI pursuant to its Circular dated September 11, 2005). Under the circular:

(i) The issuer must be eligible to raise funds from Indian capital markets and should not have been restrained from accessing the securities market by SEBI; and

(ii) Overseas Corporate Bodies who are not eligible to invest in India through the portfolio route and entities that are prohibited from buying, selling or dealing in securities by SEBI are not eligible to subscribe to the ADRs or FCCBs.

PLAN OF DISTRIBUTION

We or any selling security holder may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the securities will state the terms of the offering of the securities.

In addition, we may issue the securities as a dividend or distribution or in a rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

In the case of a rights offering, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties. If we enter into a standby underwriting agreement, we may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting agreement, we may retain a dealer-manager to manage a rights offering for us. Any rights offering by us will need to be in compliance with applicable Indian laws and regulations. Equity shares (directly or in the form of ADSs) subscribed by the selling shareholder or, where the rights offering involves standby underwriters, subscribed by the standby underwriters may be resold by them by one or more of the methods described above.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale of securities offered through this prospectus, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us and the names of the underwriters and the terms of the transaction will be set forth in the accompanying prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. The underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. The underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

The maximum compensation to be received by any participating FINRA member will not be greater than 8% for the sale of any securities being registered pursuant to SEC Rule 415 under this prospectus.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly, subject to compliance with any applicable Indian law and regulation. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, any selling security holder and the underwriters may engage in derivative transactions involving the securities subject to compliance with any applicable Indian law and regulation. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or other third parties may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or other third parties. The underwriters or other third parties may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or other third parties may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling security holder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement, subject to compliance with any applicable Indian law and regulation.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business, for which they may receive customary compensation.

LEGAL MATTERS

The validity of the equity shares offered by this prospectus will be passed upon for us by S&R Associates, our Indian counsel. The validity of the debt securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, our US counsel. Certain matters relating to US federal securities law in connection with any offering pursuant to this prospectus will be passed upon by Latham & Watkins LLP, our US counsel. Latham & Watkins LLP may rely upon S&R Associates with respect to certain matters governed by Indian law.

EXPERTS

The consolidated financial statements and related financial statement schedule included in Schedule II of Sterlite Industries (India) Limited incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended March 31, 2009, and the financial statements from which the Selected Consolidated Financial Data appearing under the heading “Item 3. Key Information — A. Selected Consolidated Financial Data” in the Annual Report on Form 20-F of the Company for the year ended March 31, 2009 have been derived, and the effectiveness of Sterlite Industries (India) Limited’s internal control over financial reporting have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm, as stated in their reports appearing herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph referring to the convenience translation of the Indian Rupee amounts into US dollar amounts and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements, financial statement schedule, and Selected Consolidated Financial Data have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Haskins & Sells are located at 12, Dr. Annie Besant Road, Opposite Shiv Sagar Estate, Worli, Mumbai 400018, India.

The information included in this prospectus regarding the ore reserves is based on estimates determined by Sterlite and in respect of BALCO’s Mainpat and Bodai-Daldali bauxite mines and HZL’s Rampura Agucha, Zawar and Rajpura Dariba zinc mines, have been reviewed and confirmed as being reported in compliance with Industry Guide 7 of the SEC by SRK Consulting (UK) Limited in reliance upon the authority of such firm as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firms to its inclusion.